Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of September 30, 2012 and the related consolidated statements of comprehensive income for the three and nine months ended September 30, 2012 and 2011 and the related consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2011 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those consolidated financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

November 23, 2012

Notice to Readers

This report is effective as of November 23, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial consolidated statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	September 30, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 2)	6,239,228	6,417,123
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17,25 and 26)	27,940,372	25,600,231
Available-for-sale financial assets (Notes 4,8,11,17 and 44)	17,530,330	19,671,924
Held-to-maturity financial assets (Notes 4,9,11 and 17)	19,367,885	20,036,128
Loans and receivables (Notes 4,6,10,11,17,31,43 and 44)	246,396,647	235,159,956
Investments in jointly controlled entities and associates (Note 12)	963,705	928,233
Investment properties (Notes 13 and 16)	498,687	498,999
Premises and equipment (Notes 14,16 and 17)	3,176,584	3,134,472
Intangible assets and goodwill (Note 15)	444,476	447,891
Current tax assets (Note 40)	7,624	56,570
Deferred tax assets (Note 40)	52,029	79,980
Derivative assets (Notes 4,11 and 25)	309,732	326,840
Assets held for sale (Note 16)	71,267	56,243
Other assets (Notes 18 and 44)	391,166	377,059

Total assets	323,389,732	312,791,649

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19,25 and 26)	11,521,949	9,621,546
Deposits due to customers (Notes 4,11,20 and 44)	203,822,689	195,930,482
Borrowings (Notes 4,11 and 21)	33,820,082	34,666,709
Debentures (Notes 4,11 and 21)	28,839,104	29,265,833
Provision (Notes 22,42 and 44)	713,994	892,308
Retirement benefit obligation (Note 23)	206,356	119,704
Current tax liabilities (Note 40)	95,854	274,257
Deferred tax liabilities (Note 40)	245,563	260,431
Derivative liabilities (Notes 4,11 and 25)	28,916	33,493
Other financial liabilities (Notes 4,11,24,43 and 44)	20,563,753	19,083,709
Other liabilities (Notes 24 and 44)	520,123	569,783

Total liabilities	300,378,383	290,718,255

EQUITY
Owners’ equity:	18,678,227	17,523,998
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	309,010
Capital surplus (Note 27)	174,299	175,768
Other equity (Note 29)	334,891	586,421
Retained earnings (Notes 30 and 31)	13,640,553	12,422,722
Non-controlling interests	4,333,122	4,549,396

Total equity	23,011,349	22,073,394

Total liabilities and equity	323,389,732	312,791,649

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	3,740,387	11,397,188	3,844,466	11,144,145
Interest expense	(1,952,411)	(5,909,782)	(1,986,155)	(5,746,246)

Net interest income (Notes 33 and 44)	1,787,976	5,487,406	1,858,311	5,397,899
Fees and commissions income	422,477	1,257,936	441,918	1,339,026
Fees and commissions expense	(176,761)	(490,722)	(152,073)	(425,474)

Net fees and commissions income (Notes 34 and 44)	245,716	767,214	289,845	913,552
Dividend income (Note 35)	24,818	134,680	15,656	160,477
Gain (loss) on financial assets at fair value through profit or loss (Note 36)	(43,655)	(67,397)	(13,320)	77,857
Gain (loss) on available-for-sale financial assets (Note 37)	(21,967)	519,970	31,766	1,041,181
Impairment loss on credit loss (Note 38)	(288,760)	(1,647,412)	(451,018)	(1,685,883)
Other net operating expenses (Notes 39 and 44)	(974,903)	(3,137,088)	(1,081,467)	(3,239,576)

Operating income	729,225	2,057,373	649,773	2,665,507
Share of profits of jointly controlled entities and associates (Note 12)	8,974	50,741	31,001	56,906

Net income before income tax expense	738,199	2,108,114	680,774	2,722,413
Income tax expense (Note 40)	(180,963)	(488,954)	(146,310)	(710,342)

Net income	557,236	1,619,160	534,464	2,012,071

Gain (loss) on available-for-sale financial assets	44,070	(249,002)	(76,873)	(426,666)
Share of other comprehensive gain (loss) of jointly controlled entities and associates	17,282	62,611	22,511	(3,294)
Gain (loss) on overseas business translation	(41,192)	(57,534)	114,924	56,236
Gain (loss) on valuation of cash flow hedges	2,338	5,842	(29,049)	(14,151)

Other comprehensive income (loss), net of tax	22,498	(238,083)	31,513	(387,875)

Total comprehensive income	579,734	1,381,077	565,977	1,624,196

Net income attributable to:
Net income attributable to owners	503,908	1,441,542	485,546	1,780,458
Net income attributable to non-controlling interests	53,328	177,618	48,918	231,613
Total comprehensive income attributable to:
Comprehensive income attributable to owners	531,904	1,184,539	497,537	1,370,461
Comprehensive income attributable to non-controlling interests	47,830	196,538	68,440	253,735
Basic and diluted earnings per share (Note 41)	616	1,764	602	2,209

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	1,780,458	1,780,458	231,613	2,012,071
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Changes in capital surplus	—	—	(155)	—	—	(155)	(17,428)	(17,583)
Valuation of available-for-sale financial assets	—	—	—	(447,095)	—	(447,095)	20,429	(426,666)
Changes in equity of jointly controlled entities and associates	—	—	—	(3,754)	—	(3,754)	460	(3,294)
Gain on overseas business translation	—	—	—	52,338	—	52,338	3,898	56,236
Cash flow hedges	—	—	—	(11,485)	—	(11,485)	(2,666)	(14,151)
Changes in other equity	—	—	—	(8,299)	—	(8,299)	(153)	(8,452)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(5,676)	(5,676)
Dividends to hybrid securities	—	—	—	—	—	—	(120,716)	(120,716)
Repayment of hybrid securities	—	—	—	—	—	—	(299,999)	(299,999)
Others	—	—	—	—	1,293	1,293	2,865	4,158

September 30, 2011	4,030,077	—	179,950	583,724	12,069,587	16,863,338	4,339,154	21,202,492

January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	1,441,542	1,441,542	177,618	1,619,160
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in capital surplus of consolidated subsidiaries	—	—	(1,469)	—	—	(1,469)	(220)	(1,689)
Valuation of available-for-sale financial assets	—	—	—	(234,043)	—	(234,043)	(14,958)	(249,001)
Changes in equity of jointly controlled entities and associates	—	—	—	12,944	—	12,944	49,667	62,611
Loss on overseas business translation	—	—	—	(38,309)	—	(38,309)	(19,225)	(57,534)
Cash flow hedges	—	—	—	2,406	—	2,406	3,436	5,842
Changes in other equity	—	—	—	5,131	—	5,131	3,105	8,236
Others	—	—	—	—	(1,918)	(1,918)	—	(1,918)
Amortization of discount on stock issue of consolidated subsidiaries	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(272,299)	(272,299)
Dividends to hybrid securities	—	—	—	—	(19,949)	(19,949)	(102,556)	(122,505)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

September 30, 2012	4,030,077	498,407	174,299	334,891	13,640,553	18,678,227	4,333,122	23,011,349

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,619,160	2,012,071
Adjustments:
Income tax expense	488,954	710,342
Interest income	(11,397,188)	(11,144,145)
Interest expense	5,909,782	5,746,246
Dividend income	(134,680)	(160,477)
Impairment loss on credit loss	1,647,412	1,685,883
Loss on valuation of financial instruments at fair value through profit or loss	38,226	—
Loss on valuation of associates investments	6,074	12,344
Loss on foreign exchange translation	26,662	34,092
Loss on disposal of investments in jointly controlled entities and associates	18,273	—
Loss on disposal of premises and equipment and other assets	2,386	5,270
Impairment loss of premises and equipment and other assets	9,288	10,334
Loss on transaction of derivatives	23,596	5,140
Loss on valuation of derivatives	5,891	640
Loss on fair value hedged items	49,006	185,194
Provisions	28,851	58,199
Retirement benefits	175,745	123,945
Depreciation and amortization	218,125	200,377
Gain on valuation of financial instruments at fair value through profit or loss	—	5,692
Gain on available-for-sale financial assets	519,970	1,041,181
Gain on valuation of associates investments	56,815	69,250
Gain on foreign exchange translation	13,158	46,874
Gain on disposal of investments in jointly controlled entities and associates	24,703	34,094
Gain on disposal of premises and equipment and other assets	3,470	15,591
Reversal of impairment loss of premises and equipment and other assets	2,962	2,148
Gain on transaction of derivatives	946	233
Gain on valuation of derivatives	51,632	203,385
Gain on fair value hedged items	28,774	5,206
Reversal of provisions	90,696	18,388
Changes in operating assets and liabilities:
Increase in financial instruments at fair value through profit or loss	(477,965)	(1,344,340)
Increase in loans and receivables	(11,151,913)	(13,989,283)
Increase in other assets	(19,765)	(7,123,807)
Increase in deposits due to customers	6,369,834	7,141,807
Decrease in provision for guarantee and unused commitment	(70,485)	(28,129)
Decrease in retirement benefit obligation	(89,093)	(564)
Increase in other financial liabilities	773,018	10,575,621
Increase (decrease) in other liabilities	(23,321)	184,341
Cash received from (paid for) operating activities:
Interest income received	11,086,132	11,012,138
Interest expense paid	(5,103,013)	(5,377,077)
Dividends received	131,696	160,477
Income tax paid	(532,841)	(484,260)

Net cash used in operating activities	(1,165,279)	(1,229,663)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	20,812,059	20,200,969
Redemption of held-to-maturity financial assets	8,992,853	7,897,486
Disposal of investments in jointly controlled entities and associates	62,018	71,123
Disposal of investment properties	—	161,889
Disposal of premises and equipment	10,102	58,746
Disposal of intangible assets	2,821	52,947
Disposal of assets held for sale	12,353	41,142
Acquisition of available-for-sale financial assets	(18,268,676)	(17,972,382)
Acquisition of held-to-maturity financial assets	(8,324,567)	(8,402,171)
Acquisition of investment in jointly controlled entities and associates	(34,220)	(240,251)
Acquisition of investment properties	(2,420)	(36,631)
Acquisition of premises and equipment	(195,291)	(166,672)
Acquisition of intangible assets	(53,368)	(239,275)

Net cash provided by investing activities	3,013,664	1,426,920

Cash flows from financing activities:
Increase in borrowings	49,130,839	68,716,756
Issuance of debentures	6,648,354	5,893,361
Issuance of hybrid securities	189,397	—
Net increase in hedging derivatives	38,704	—
Payment of borrowings	(49,977,466)	(67,591,476)
Payment of debentures	(7,588,548)	(5,041,327)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(19,279)	—
Net decrease in hedging derivatives	—	3,425
Net decrease in non-controlling interests	(135,763)	(455,674)

Net cash (used in) provided by financing activities	(1,915,265)	1,316,712
Net increase(decrease) in cash and cash equivalents	(66,880)	1,513,969
Cash and cash equivalents, beginning of the period	6,417,123	4,871,109
Effects of exchange rate changes on cash and cash equivalents	(111,015)	73,560

Cash and cash equivalents, end of the period	6,239,228	6,458,638

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 142 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of September 30, 2012.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued as of September 30, 2012. KDIC owns 459,198,609 shares out of total outstanding shares representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions, BRL in millions):

				September 30, 2012		December 31, 2011
Subsidiaries	Capital		Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Bank		3,829,800	Banking	765,956,580	100.0	765,956,580	100.0
Kyongnam Bank		290,300	”	58,050,037	100.0	58,050,037	100.0
Kwangju Bank		247,100	”	49,413,851	100.0	49,413,851	100.0
Woori FIS Co., Ltd. (*5)		24,500	System software development& maintenance	4,900,000	100.0	900,000	100.0
Woori F&I		70,000	Finance	14,000,000	100.0	14,000,000	100.0
Woori Investment & Securities (*1)		1,120,500	Securities investment	75,426,214	37.9	75,426,214	37.9
Woori Asset Management		33,300	Finance	6,662,000	100.0	6,662,000	100.0
Woori Private Equity Co., Ltd.		30,000	”	6,000,000	100.0	6,000,000	100.0
Woori Financial (*7)		107,500	”	11,180,630	52.0	8,909,439	52.5
Woori FG Savings Bank (*5)		51,600	”	10,320,000	100.0	6,320,000	100.0
Woori Bank:
Woori Credit Information Co., Ltd.		5,000	Finance	1,008,000	100.0	1,008,000	100.0
Woori America Bank (*12)	USD	122,500	Banking	24,500,000	100.0	24,500,000	100.0
Woori Global Market Asia Limited (*12)	USD	50,000	”	39,000,000	100.0	39,000,000	100.0
Woori Bank (China) Limited (*12)	USD	308,810	”	—	100.0	—	100.0
ZAO Woori Bank (*12)	RUB	500	”	19,999,999	100.0	19,999,999	100.0
PT. Bank Woori Indonesia (*12)	IDR	170,000	”	1,618	95.2	1,618	95.2
Woori Brazil Bank (*2)(*12)	BRL	0.4	”	39,999,999	100.0	—	—

				September 30, 2012			December 31, 2011
Subsidiaries	Capital		Main business	Number of shares owned	Percentage of owner- ship (%)		Number of shares owned	Percentage of owner- ship (%)
Korea BTL Infrastructure Fund (*5)		534,000	Finance	104,823,493	100.0		93,393,568	100.0
Woori Fund Service Co., Ltd.		3,000	Financial service	600,000	100.0		600,000	100.0
Kumho Trust 1st Co., Ltd. (*3)		50	Asset securitization	—	0.0		—	0.0
Asiana Saigon Inc. (*3)		10	”	—	0.0		—	0.0
An-Dong Raja 1st Co., Ltd. (*3)		50	”	—	0.0		—	0.0
Consus 8th Co., LLC (*3)		10	”	—	0.0		—	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*3)		10	”	150	15.0		150	15.0
Woori IB Global Bond Co., Ltd. (*3)		50	”	—	0.0		—	0.0
IB Global 1st Inc. (*3)		10	”	—	0.0		—	0.0
Real DW Second Co., Ltd. (*3)(*10)		10	”	—	—		—	0.0
Hermes STX Co., Ltd. (*3)		10	”	—	0.0		—	0.0
BWL First Co., LLC (*3)		10	”	—	0.0		—	0.0
Woori Poongsan Co., Ltd. (*3)		10	”	—	0.0		—	0.0
Ocean Sand Co., Ltd. (*3)		10	”	—	0.0		—	0.0
Kyongnam Bank:
Consus 6th Co., LLC (*3)		10	”	—	0.0		—	0.0
Kwangju Bank:
Euro Quanto Second Inc. (*3)		10	”	—	0.0		—	0.0
Hybrid 1st Specialty Inc. (*3)		10	”	—	0.0		—	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*3)		10	”	150	15.0		150	15.0
Woori F&I:
Woori AMC Co., Ltd.		4,000	Asset management	800,000	100.0		800,000	100.0
Woori F&I Seventh Asset Securitization Specialty		500	Asset securitization	105,300	100.0		105,300	100.0
Woori F&I Eighth Asset Securitization Specialty		100	”	19,600	100.0		19,600	100.0
Woori F&I Tenth Asset Securitization Specialty (*6)		60	”	12,020	100.0		48,020	100.0
Woori F&I Eleventh Asset Securitization Specialty (*6)		60	”	11,060	100.0		61,060	100.0
Woori F&I Thirteenth Asset Securitization Specialty (*6)		400	”	74,577	94.6		127,536	94.6
Woori SB Tenth Asset Securitization Specialty (*6)		4,100	”	375,711	50.0 1share	+	410,711	50.0 1share	+
Woori F&I Sixteenth Asset Securitization Specialty		500	”	103,620	100.0		103,620	100.0
Woori EA Third Asset Securitization Specialty (*6)		1,300	”	136,808	70.0		227,808	70.0
Woori EA Fourth Asset Securitization Specialty		1,300	”	185,920	70.0		185,920	70.0
Woori EA Fifth Asset Securitization Specialty (*6)		600	”	77,000	70.0		112,000	70.0
Woori F&I Seventeenth Asset Securitization Specialty (*6)		70	”	10,000	100.0		15,500	100.0
WR Loan Inc. (*8)		10	”	—	—		2,000	100.0
Woori EA Eighth Asset Securitization Specialty		1,800	”	18,105	51.0		18,105	51.0
WR Investment America, LLC (*6)(*12)	USD	25,000	Administration of NPL	22,500,000	100.0		25,000,000	100.0
Woori F&I Eighteenth Asset Securitization Specialty (*6)		30	Asset securitization	4,400	100.0		5,600	100.0
Woori EA Tenth Asset Securitization Specialty (*6)		50	”	5,406	51.0		5,610	51.0
Woori F&I Nineteenth Asset Securitization Specialty (*6)		20	”	3,400	100.0		3,600	100.0

				September 30, 2012		December 31, 2011
Subsidiaries	Capital		Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I Twentieth Asset Securitization Specialty		60	Asset securitization	7,200	60.0	7,200	60.0
Woori F&I Twenty first Asset Securitization Specialty		30	”	6,400	100.0	6,400	100.0
Woori F&I Twenty second Asset Securitization Specialty (*6)		20	”	3,200	100.0	4,200	100.0
Woori F&I Twenty third Asset Securitization Specialty		60	”	12,800	100.0	12,800	100.0
Woori F&I Twenty fourth Asset Securitization Specialty		20	”	3,998	100.0	3,998	100.0
Woori F&I Twenty fifth Asset Securitization Specialty (*4)		30	”	5,000	100.0	—	—
Woori EA Twelfth Asset Securitization Specialty		200	”	26,600	70.0	26,600	70.0
Woori EA Thirteenth Asset Securitization Specialty		200	”	24,500	70.0	24,500	70.0
Woori EA Fourteenth Asset Securitization Specialty		100	”	16,800	70.0	16,800	70.0
Woori EA Fifteenth Asset Securitization Specialty (*4)		200	”	25,200	70.0	—	—
Woori EA Eighteenth Asset Securitization Specialty (*4)		700	”	99,160	67.0	—	—
Woori F&I Twenty sixth Asset Securitization Specialty (*4)		20	”	4,100	100.0	—	—
Woori F&I Twenty seventh Asset Securitization Specialty (*4)		30	”	5,100	100.0	—	—
Woori F&I Twenty eighth Asset Securitization Specialty (*4)		20	”	3,698	100.0	—	—
Woori F&I Twenty ninth Asset Securitization Specialty (*4)		30	”	4,518	100.0	—	—
Woori Investment & Securities:
Woori Futures Co., Ltd.		25,000	Futures trading	5,000,000	100.0	5,000,000	100.0
Woori Investment Asia PTE, Ltd. (*12)	USD	50,000	Securities investments	50,000,000	100.0	50,000,000	100.0
Woori Absolute Global Opportunity Fund (*6)(*11)(*12)	USD	0.08	”	7,920	100.0	44,700	100.0
LG Investments Holding B.V. (*12)	EUR	16,424	”	1,642,398,242	100.0	1,642,398,242	100.0
Woori Investment Securities (H.K.) Ltd. (*5)(*12)	USD	72,500	Securities business	72,500,000	100.0	22,500,000	100.0
Connacht Capital Market Investment (*12)	USD	150	Securities investments	15,000,000	100.0	15,000,000	100.0
Woori Investment Securities Int’l Ltd. (*12)	USD	5,788	”	5,788,000	100.0	5,788,000	100.0
Woori Investment Securities America, Inc. (*12)	USD	0.003	”	300	100.0	300	100.0
Woori CBV Securities Corporation (*1)(*11)(*12)	VND	135,000	Securities business	6,615,000	49.0	6,615,000	49.0
MARS First Private Equity Fund (*6)		—	Other financial business	—	52.9	18,000,000	52.9
MARS Second Private Equity Fund (*1)		282,000	”	25,066,666,670	8.9	25,066,666,670	8.9
Woori Absolute Partners PTE, Ltd. (*12)	USD	5,000	Securities investments	5,000,000	100.0	5,000,000	100.0
Woori Korindo Securities Indonesia (*12)	IDR	105,020	”	150,000,000	60.0	150,000,000	60.0
Woori Absolute Return Investment Strategies Fund (*11)(*12)	USD	0.3	”	30,000	100.0	30,000	100.0
KoFC Woori Growth Champ Private Equity Fund (*5)(*9)		58,000	Other financial business	19,248	27.3	15,351	27.3
Woori Investment advisory Co., Ltd.(Beijing) (*7)(*12)	USD	3,209	Securities investments	—	95.1	—	100.0
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*3)		10	Asset securitization	150	15.0	150	15.0
Woori Giant First Co., Ltd.		30,000	”	3,000,000	100.0	3,000,000	100.0
Woori Private Equity Co. , Ltd.:
Woori Private Equity Fund		231,600	Private Fund	136,122	61.0	136,122	61.0
Woori EL Co., Ltd. (*11)		10	”	1,010	100.0	1,010	100.0

				September 30, 2012		December 31, 2011
Subsidiaries	Capital		Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
MARS First:			Private Fund
MARS INS First, Ltd. (*6)		4		800	100.0	4,000	100.0
Woori Private Equity Fund:
Kumho Investment Bank (*1)		90,000	Finance	74,550,000	41.4	74,550,000	41.4
Kumho Investment Bank:
HUB 1st Co., Ltd. (*3)		50	Asset securitization	—	0.0	—	0.0
HUB 2nd Co., Ltd. (*3)		10	”	—	0.0	—	0.0
HUB 3rd Co., Ltd. (*3)		10	”	—	0.0	—	0.0
Two Eagles KIB LLC (*11)(*12)		100	Other service business	—	100.0	—	100.0
Woori, Kyongnam, Kwangju Bank:
TY Second Asset Securitization Specialty (*10)		50	Asset securitization	—	—	—	0.0
Woori Private Equity Co., Ltd. and Two Eagles KIB LLC:
Two Eagles LLC (*12)		200	Other service business	—	55.0	—	55.0
Woori Private Equity Fund and My Asset Manhattan Private REIT 1st:
Sahn Eagles LLC (*12)	USD	80,000	Other financial business	52,523,601	65.6	52,523,601	65.6
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities and Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 54 beneficiary certificates for the rest		—	Beneficiary certificates	—	—	—	—

(*1)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*2)	During the nine months ended September 30, 2012, Woori Brazil Bank was established through a 100% capital contribution by Woori Bank.
(*3)	Classified as a special purpose entity (“SPE”) controlled by the Group and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, based on consideration of activities of the SPE being conducted on behalf of the Group, the Group’s decision-making power to obtain the majority of the benefits of the activities and the Group’s right to obtain the majority of benefit from the activities and exposure to risk incident to the activities. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*4)	During the nine months ended September 30, 2012, Woori F&I acquired each 100%, 100%, 100%, 100%, 100%, 70% and 67% ownership interest of Woori F&I 25th Asset Securitization Specialty, Woori F&I 26th Asset Securitization Specialty, Woori F&I 27th Asset Securitization Specialty, Woori F&I 28th Asset Securitization Specialty, Woori F&I 29th Asset Securitization Specialty, Woori EA 15th Asset Securitization Specialty and Woori EA 18th Asset Securitization Specialty respectively.
(*5)	The number of holding shares increased due to the paid-in capital increase during the nine months ended September 30, 2012.
(*6)	The number of holding shares decreased due to the paid-in capital decrease during the nine months ended September 30, 2012.
(*7)	The Company’s ownership interest decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012.
(*8)	Excluded from consolidation and reclassified to a jointly controlled entity which is under equity method because the Company’s ownership interest has decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012(see Note 12).
(*9)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the general partner of the fund.
(*10)	Excluded from consolidation because related risk and benefit have become extinct as a consequence of the Company’s activity ended in substance.
(*11)	Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund, and Woori EL Co., Ltd. and Two Eagles KIB LLC were consolidated to use financial information based on the financial statements as of August 31, 2012 and June 30, 2012, respectively. There is no significant effect due to transactions and events which has been occurred subsequent to August 31, 2012 and June 30, 2012, respectively.

(*12)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited and Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited and Woori Investment advisory Co. Ltd.(Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia and Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd. and Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund and Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 10) Connacht Capital Market Investment in Malaysia; 11) Woori Investment Securities Int’l Ltd. in United kingdom; and 12) Woori CBV Securities Corporation in Vietnam.

(3)	Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	243,188,620	224,654,886	16,260,916	1,269,811
Kyongnam Bank	27,988,379	26,019,602	1,404,505	175,067
Kwangju Bank	18,820,647	17,512,265	891,093	116,526
Woori FIS Co., Ltd.	298,054	254,589	234,883	(2,259)
Woori F&I	1,562,753	1,293,543	122,399	34,877
Woori Investment & Securities	25,530,687	22,078,584	2,620,292	120,901
Woori Asset Management	79,810	16,099	25,391	864
Woori Private Equity Co., Ltd.	1,694,275	1,634,563	169,173	2,488
Woori Financial	3,437,199	3,082,761	256,261	36,240
Woori FG Savings Bank	2,756,878	2,594,956	52,183	(11,775)

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	242,472,162	224,346,022	28,455,535	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,719,453	195,647
Kwangju Bank	18,030,369	16,813,501	1,137,243	136,328
Woori FIS Co., Ltd.	264,215	238,393	287,856	(3,480)
Woori F&I	1,371,031	1,114,343	172,100	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,910,525	164,621
Woori Asset Management	80,020	17,174	32,111	1,462
Woori Private Equity Co., Ltd.	1,575,969	1,505,636	382,597	651
Woori Financial	3,161,794	2,889,741	334,453	51,702
Woori FG Savings Bank	603,400	526,035	55,320	(32,352)

2. Significant Basis of Preparation and Accounting Policies

(1)	Basis of presentation

The Group’s interim consolidated financial statements for the nine months ended September 30, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2011 for the understanding of the interim consolidated financial statements.

The accompanying financial statements are the Group’s consolidated financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the nine months ended September 30, 2012.

The Group has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments related to disclosures have no effect on consolidated financial statements.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The adoption of the amendments has no effect on consolidated financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

Before the application of K-IFRS 2114, exceeded accumulation due to the prepayment of minimum funding contributions has not been recognized as an asset. The amendments permit the benefit of such prepayment to be recognized as an asset. The adoption of the amendments has no effect on financial statements.

The Group has not applied the following new and revised K-IFRS early that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 require the presentation of operating income in statements of comprehensive income, determine the scope of operating income as equal to accounting standards for non-public entities and permit the disclosure of operating income that the Group classified itself. (‘Adjusted operating income’, etc.,) The amendments to K-IFRS 1001 are effective on or after December 31, 2012.

In addition, the amendments K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Group anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Group anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. And the right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for annual periods beginning on or after January 1, 2014. The Group anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Group anticipates that the amendments may not have significant impact on the Group’s financial statements.

Enactment to K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The amendments to K-IFRS 1113 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements as of September 30, 2012.

(2)	Others

For the comparative purpose, the Group has reclassified the financial statements for the year ended December 31, 2011. However, the reclassifications have no effect on the Group’s net assets as of December 31, 2011 and net income for the nine months ended September 30, 2011.

1)	Reclassification of cash and cash equivalents and deposits

The Group reclassified both unrestricted demand deposit and unrestricted deposit which has maturity within 3 months from acquisition, from deposits (loans and receivables) to cash and cash equivalents. As a result, deposits of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have decreased as of March 31, 2011, June 30, 2011, and September 30, 2011, respectively, and cash and cash equivalents of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have increased on the corresponding dates for each. There is no effect on net asset and net income of the Group due to such reclassification.

2)	Reclassification of AFS financial assets and financial assets at FVTPL

The Group reclassified asset-backed securities to financial assets at FVTPL, to remove discordance of recognition or measurement which can occur by measuring assets and liabilities or recognizing gains and losses under different standards.

As a result, the AFS financial assets of 346,608 million Won, 349,342 million Won, and 353,293 million Won have decreased as of March 31, 2011, June 30, 2011, and September 30, 2011, respectively, and financial assets at FVTPL of 346,608 million Won, 349,342 million Won, and 353,293 million Won have increased on the corresponding dates for each.

And also, gain and loss on AFS financial assets has increased 182 million Won, decreased 2,574 million Won, and decreased 6,549 million Won, and gain and loss on financial assets at FVTPL decreased 182 million Won, increased 2,574 million Won, and increased 6,549 million Won for the three months ended March 31, 2011, for the six months ended June 30, 2011, and nine months ended September 30, 2011, respectively.

There is no effect on net asset and net income of the Group due to such reclassification.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Loans and receivables:
Korean treasury and government agencies	15,590,552	13,761,594
Banks	22,961,937	12,921,330
Corporates	108,243,854	110,204,743
Consumers	99,600,304	98,272,289

Sub-total	246,396,647	235,159,956

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking deposits	3,680	—
Debt securities held for trading	20,612,432	18,873,159
Designated at fair value through profit or loss	447,068	409,804
Derivative for trading	4,070,413	3,899,897

Sub-total	25,133,593	23,182,860

Available-for-sale (“AFS”) debt securities	14,508,633	13,086,849
Held-to-maturity (“HTM”) securities	19,367,885	20,036,128
Derivative assets (hedging)	309,732	326,840
Off-balance sheet item:
Guarantees	24,674,860	26,702,154
Loan commitments	91,252,665	88,400,600

Sub-total	115,927,525	115,102,754

Total	421,644,015	406,895,387

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2012
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	237,940,918	1,642,275	758,213	496,488	2,321,252	3,237,501	246,396,647
Financial assets at FVTPL	24,978,813	—	4,455	46	107,941	42,338	25,133,593
AFS debt securities	14,301,948	103,624	—	—	39,674	63,387	14,508,633
HTM securities	19,328,044	1,334	—	—	—	38,507	19,367,885
Derivative assets (hedging)	309,732	—	—	—	—	—	309,732
Off-balance sheet items	113,247,641	192,659	104,650	60,522	536,085	1,785,968	115,927,525

Total	410,107,096	1,939,892	867,318	557,056	3,004,952	5,167,701	421,644,015

	December 31, 2011
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	225,621,567	1,748,898	814,148	535,055	2,282,712	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	—	1,366	—	9,893	101,722	23,182,860
AFS debt securities	12,955,152	81,030	—	—	34,035	16,632	13,086,849
HTM securities	19,933,161	1,967	—	—	1,817	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	215,942	108,222	71,230	632,189	1,623,876	115,102,754

Total	394,357,894	2,047,837	923,736	606,285	2,960,646	5,998,989	406,895,387

(*) Others are consisted of financial assets in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry, finance and insurance industry, construction industry, consumers and others in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	September 30, 2012
	Service	Manufacturing	Finance and insurance	Construction	Consumers	Others	Total
Loans and receivables	50,277,858	45,863,185	44,196,509	7,726,241	86,388,466	11,944,388	246,396,647
Financial assets at FVTPL	1,204,029	1,421,459	14,568,847	63,251	1,509	7,874,498	25,133,593
AFS debt securities	770,692	585,681	8,067,316	173,932	—	4,911,012	14,508,633
HTM securities	2,026,398	50,180	7,590,230	826,095	—	8,874,982	19,367,885
Derivative assets (hedging)	—	—	309,573	—	—	159	309,732
Off-balance sheet items	17,846,135	34,968,030	20,430,227	6,299,603	28,687,263	7,696,267	115,927,525

Total	72,125,112	82,888,535	95,162,702	15,089,122	115,077,238	41,301,306	421,644,015

	December 31, 2011
	Service	Manufacturing	Finance and insurance	Construction	Consumers	Others	Total
Loans and receivables	48,945,299	47,695,469	32,693,537	8,041,012	84,528,891	13,255,748	235,159,956
Financial assets at FVTPL	726,618	1,862,004	13,934,077	76,103	39	6,584,019	23,182,860
AFS debt securities	802,032	245,531	6,383,456	145,744	—	5,510,086	13,086,849
HTM securities	1,558,998	80,317	9,504,549	678,545	—	8,213,719	20,036,128
Derivative assets (hedging)	—	—	326,393	—	—	447	326,840
Off-balance sheet items	18,906,958	41,151,375	10,912,549	6,554,705	29,548,373	8,028,794	115,102,754

Total	70,939,905	91,034,696	73,754,561	15,496,109	114,077,303	41,592,813	406,895,387

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,591,592	22,973,094	65,336,738	33,244,821	7,883,306	106,464,865	97,316,234	242,345,785
Loans overdue but not impaired	2,599	4,604	217,469	189,631	22,502	429,602	1,542,831	1,979,636
Impaired loans	2	1,325	2,934,393	1,485,491	539,176	4,959,060	1,296,307	6,256,694

Gross loans	15,594,193	22,979,023	68,488,600	34,919,943	8,444,984	111,853,527	100,155,372	250,582,115

Provision for credit losses	3,641	17,086	2,343,561	741,400	524,712	3,609,673	555,068	4,185,468

Total, net	15,590,552	22,961,937	66,145,039	34,178,543	7,920,272	108,243,854	99,600,304	246,396,647

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	13,765,038	12,934,452	67,162,724	32,772,948	9,037,396	108,973,068	96,548,782	232,221,340
Loans overdue but not impaired	325	3,493	59,112	133,244	8,132	200,488	1,273,662	1,477,968
Impaired loans	1	1,494	2,249,694	1,810,179	479,023	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	69,471,530	34,716,371	9,524,551	113,712,452	98,780,699	239,197,954

Provision for credit losses	3,770	18,109	2,040,879	975,209	491,621	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	67,430,651	33,741,162	9,032,930	110,204,743	98,272,289	235,159,956

a) Credit quality of loans and receivables

The Group manages its loans and receivables, net of allowance that are not overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,582,499	22,882,575	41,437,112	9,117,504	4,517,045	55,071,661	89,174,496	182,711,231
Lower grade (*2)	5,457	74,549	22,901,131	23,799,329	3,017,027	49,717,487	7,949,450	57,746,943

Total	15,587,956	22,957,124	64,338,243	32,916,833	7,534,072	104,789,148	97,123,946	240,458,174

Value of collateral	17,418	837,303	25,633,058	24,657,287	2,049,069	52,339,414	80,246,425	133,440,560

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	13,753,815	12,892,460	43,035,863	8,710,329	4,624,455	56,370,647	85,841,335	168,858,257
Lower grade (*2)	7,454	25,076	23,310,931	23,740,023	4,042,946	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,346,794	32,450,352	8,667,401	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	27,903,763	26,029,317	2,818,055	56,751,135	79,859,625	137,157,471

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

The Group recognized provisions for credit losses, for loans and receivables neither overdue nor impaired, in the amount of 1,887,611 million Won and 1,728,662 million Won as of September 30, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean Won in millions):

	September 30, 2012
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	2,596	665	147,873	106,106	21,924	275,903	1,213,078	1,492,242
30 to 60 days	—	1,348	52,468	41,016	—	93,484	137,726	232,558
60 to 90 days	—	2,590	10,041	22,981	—	33,022	99,075	134,687

Total	2,596	4,603	210,382	170,103	21,924	402,409	1,449,879	1,859,487

Value of collateral (*)	—	—	93,680	122,050	—	215,730	1,038,195	1,253,925

	December 31, 2011
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

(*)	The value of collateral held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 120,149 million Won and 90,232 million Won as of September 30, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean Won in millions):

	September 30, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	210	1,596,415	1,091,607	364,275	3,052,297	1,026,478	4,078,985
Value of collateral (*)	—	—	1,308,176	502,312	90,633	1,901,121	437,022	2,338,143

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	303	1,026,034	1,163,975	357,820	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	841,529	683,823	199,382	1,724,734	387,943	2,112,677

(*)	The value of collateral held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for impaired loans and receivables, in the amount of 2,177,709 million Won and 2,219,104 million Won as of September 30, 2012 and December 31, 2011, respectively, which is deducted from the impaired loans and receivables.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,569,656	—	11,323,541	17,587,611	40,480,808
AA- ~ AA+	8,082,690	—	1,396,789	1,013,442	10,492,921
BBB- ~ A+	946,150	395,524	1,765,594	766,827	3,874,095
Below BBB-	—	51,544	20,918	5	72,467
Default grade	13,936	—	1,791	—	15,727

Total	20,612,432	447,068	14,508,633	19,367,885	54,936,018

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,283	—	10,105,669	17,910,287	39,647,239
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,159	409,804	13,086,849	20,036,128	52,405,940

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation. For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively, and the VaR as of September 30, 2012 and December 31, 2011, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2012	For the nine months ended September 30, 2012			As of December 31, 2011	For the year ended December 31, 2011
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(5,773)	(8,368)	(12,277)	(4,249)	(8,495)	(8,733)	(11,117)	(5,967)
Stock price	(6,456)	(4,878)	(8,095)	(2,027)	(6,329)	(7,653)	(11,486)	(4,974)
Foreign currencies	(1,936)	(2,590)	(4,605)	(1,768)	(3,227)	(3,573)	(7,151)	(1,639)
Commodity price	(312)	(155)	(643)	(3)	(3)	(333)	(3,070)	(2)

Total	(5,875)	(9,493)	(12,862)	(4,974)	(10,682)	(11,330)	(14,675)	(8,053)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2012		December 31, 2011
	NII	NPV	NII	NPV
Base case	5,532,718	16,568,801	5,943,993	13,262,235
Base case (Prepay)	5,543,759	15,827,421	5,949,816	13,148,172
IR 100bp up	5,789,284	16,281,731	6,230,290	13,375,487
IR 100bp down	5,280,763	16,887,178	5,614,039	13,172,038
IR 200bp up	6,045,850	16,024,662	6,516,351	13,507,906
IR 200bp down	4,981,485	17,238,453	5,193,395	13,109,481
IR 300bp up	6,302,416	15,795,046	6,802,411	13,655,892
IR 300bp down	4,595,521	17,624,373	4,671,343	13,082,383
The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

September 30, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(37,569)	(63,767)	(39,458)	(66,885)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Total	Within 3months	4 to 6months	7 to 9months	10 to 12months	1 to 5years	5years ~
Asset:
Loans and receivables	261,397,746	147,895,893	32,182,016	9,294,195	8,201,191	27,921,998	35,902,453
AFS financial assets	15,973,228	2,169,624	2,080,049	1,783,599	2,065,455	6,973,117	901,384
HTM financial assets	21,037,248	3,076,152	1,575,984	1,294,346	1,826,542	12,993,157	271,067

Total	298,408,222	153,141,669	35,838,049	12,372,140	12,093,188	47,888,272	37,074,904

Liability:
Deposits due to customers	206,552,290	105,941,023	35,496,518	23,367,970	14,648,554	26,730,170	368,055
Borrowings	34,608,557	22,880,315	3,901,558	653,887	1,562,747	4,425,865	1,184,185
Debentures	30,216,196	4,181,372	2,420,625	2,224,051	1,595,158	17,404,800	2,390,190

Total	271,377,043	133,002,710	41,818,701	26,245,908	17,806,459	48,560,835	3,942,430

	December 31, 2011
	Total	Within 3months	4 to 6months	7 to 9months	10 to 12months	1 to 5years	5years ~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	September 30, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,995	24,602,832	286,857	4,133,955	9,627	1,708,752	888	1,282,872	1,861,657	33,590,068
Financial assets at FVTPL	939	1,050,740	1,249	17,995	253	44,912	1	921	2,880	1,117,448
AFS financial assets	296	331,417	509	7,328	190	33,745	12	17,381	68,510	458,381
HTM financial assets	6	6,942	—	—	—	—	—	—	32,899	39,841

Total	23,236	25,991,931	288,615	4,159,278	10,070	1,787,409	901	1,301,174	1,965,946	35,205,738

Liability:
Financial liabilities at FVTPL	393	439,068	1,516	21,853	—	—	2	2,577	1,963	465,461
Deposits due to customer	8,185	9,155,447	58,984	850,035	8,276	1,468,937	202	292,036	189,873	11,956,328
Borrowings	8,474	9,479,073	174,150	2,509,716	480	85,208	534	771,709	8,907	12,854,613
Debentures	3,791	4,240,898	46,522	670,433	—	—	—	—	637,949	5,549,280
Other financial liabilities	3,709	4,149,055	17,650	254,362	369	65,522	113	163,713	105,191	4,737,843

Total	24,552	27,463,541	298,822	4,306,399	9,125	1,619,667	851	1,230,035	943,883	35,563,525

Off-balance sheet items	11,730	13,121,047	48,152	693,921	217	38,526	1,092	1,577,057	633,873	16,064,424

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,872	—	—	10	1,812	—	—	77,283	102,967

Total	22,032	25,408,882	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,974

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,275	7,239,714	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,638,470
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,514	24,815,417	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,005,412

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,579,973	991,732	321,856	331,329	405,458	5,200,480	329,118
Deposits due to customers	210,328,712	119,027,047	31,022,079	21,729,783	30,701,214	6,129,901	1,718,688
Borrowings	35,029,144	20,050,869	5,240,466	1,447,636	2,007,966	5,104,255	1,177,952
Debentures	33,212,252	3,061,129	2,726,686	2,629,799	2,072,996	19,984,950	2,736,692
Other financial liabilities	17,772,030	12,515,305	41,146	24,716	62,498	226,169	4,902,196

Total	303,922,111	155,646,082	39,352,233	26,163,263	35,250,132	36,645,755	10,864,646

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	202,643,808	115,656,618	22,510,097	18,361,302	38,515,144	5,976,081	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	295,410,078	153,833,439	29,257,033	21,983,832	45,201,116	34,981,346	10,153,312

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,579,973	991,732	321,856	331,329	405,458	5,200,480	329,118
Deposits due to customers	209,436,726	135,769,465	34,012,153	19,405,662	14,169,602	4,938,854	1,140,990
Borrowings	35,029,143	20,050,949	5,240,421	1,447,600	2,007,966	5,104,255	1,177,952
Debentures	33,212,252	3,061,129	2,726,686	2,629,799	2,072,996	19,984,950	2,736,692
Other financial liabilities	17,772,030	12,515,305	41,146	24,716	62,498	226,169	4,902,196

Total	303,030,124	172,388,580	42,342,262	23,839,106	18,718,520	35,454,708	10,286,948

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	294,624,494	166,092,785	34,111,579	22,379,852	28,281,595	34,039,474	9,719,209

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
September 30, 2012	4,212,100	3,414,610	266,021	43,320	23,483	378,444	86,222
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper (‘CP’) conduits and utilized overdraft facilities. Guarantees and loan commitments have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2012	December 31, 2011
Guarantees	24,674,860	26,702,154
Loan commitments	91,252,665	88,400,600

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations.

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of September 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Shareholders’ equity	23,011,349	22,073,394
Total assets	323,389,732	312,791,649

Equity-to-assets ratio	7.12%	7.06%

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of types of customers and the secondary one is prepared per legal entity. The segments disclosed in the notes are reviewed regularly by the CODM.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	September 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	82,338,941	112,250,261	8,907,059	54,072,063	92,634,791	350,203,115	(26,813,383)	323,389,732
Liabilities	85,664,982	122,707,125	462,075	45,122,395	49,919,566	303,876,143	(3,497,760)	300,378,383

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,620	336,161,746	(23,370,097)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	62,149,647	293,548,652	(2,830,397)	290,718,255

	Nine months ended September 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,016,933	2,326,892	28,133	276,991	449,404	5,098,353	389,053	5,487,406
Interest income	3,750,398	4,704,735	297,916	944,829	1,798,257	11,496,135	(98,947)	11,397,188
Interest expense	1,747,841	2,764,702	6,029	480,072	1,399,138	6,397,782	(488,000)	5,909,782
Inter-segment	14,376	386,859	(263,754)	(187,766)	50,285	—	—	—
Non-interest income, net	433,072	421,993	121,445	(24,036)	1,439,608	2,392,082	(1,281,794)	1,110,288
Non-interest income	926,512	973,606	247,075	4,966,169	3,498,708	10,612,070	(618,186)	9,993,884
Non-interest expense	475,227	579,532	123,696	4,985,428	2,056,105	8,219,988	663,608	8,883,596
Inter-segment	(18,213)	27,919	(1,934)	(4,777)	(2,995)	—	—	—
Other expense	1,829,665	1,936,631	96,449	157,401	814,932	4,835,078	(294,757)	4,540,321
Administrative expense	1,746,598	730,302	45,698	75,810	578,620	3,177,028	(265,056)	2,911,972
Impairment loss on credit loss	83,067	1,206,329	50,751	81,591	236,312	1,658,050	(29,701)	1,628,349
Operating income	620,340	812,254	53,129	95,554	1,074,080	2,655,357	(597,984)	2,057,373

	Nine months ended September 30, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,145,168	2,565,989	12,242	179,168	5,658	4,908,225	489,674	5,397,899
Interest income	3,523,489	4,725,796	255,270	1,050,586	1,607,216	11,162,357	(18,212)	11,144,145
Interest expense	1,579,197	2,670,645	8,783	491,366	1,506,225	6,256,216	(509,970)	5,746,246
Inter-segment	200,876	510,838	(234,245)	(380,052)	(95,333)	2,084	(2,084)	—
Non-interest income, net	556,148	382,801	77,773	(1,428)	1,727,409	2,742,703	(924,215)	1,818,488
Non-interest income	1,570,538	2,123,655	372,974	6,813,297	6,608,922	17,489,386	(1,060,516)	16,428,870
Non-interest expense	1,030,186	1,776,257	257,673	6,850,333	4,832,574	14,747,023	(136,641)	14,610,382
Inter-segment	15,796	35,403	(37,528)	35,608	(48,939)	340	(340)	—
Other expense	1,817,611	1,233,687	374,338	123,476	920,536	4,469,648	81,232	4,550,880
Administrative expense	1,651,898	689,472	43,029	77,595	441,439	2,903,433	(192,575)	2,710,858
Impairment loss on credit loss	165,713	544,215	331,309	45,881	479,097	1,566,215	273,807	1,840,022
Operating income	883,705	1,715,103	(284,323)	54,264	812,531	3,181,280	(515,773)	2,665,507

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	September 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	243,188,620	27,988,379	18,820,647	25,530,687	28,220,211	343,748,544	(20,358,812)	323,389,732
Liabilities	224,654,886	26,019,602	17,512,265	22,078,584	12,639,749	302,905,086	(2,526,703)	300,378,383

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,221	292,983,860	(2,265,605)	290,718,255

	Nine months ended September 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	4,248,509	514,237	371,166	288,849	59,684	5,482,445	4,961	5,487,406
Interest income	8,715,360	1,042,437	741,902	536,624	418,804	11,455,127	(57,939)	11,397,188
Interest expense	4,466,851	528,200	370,736	247,775	359,120	5,972,682	(62,900)	5,909,782
Non-interest income, net	758,028	(465)	(1,665)	269,450	888,630	1,913,978	(803,690)	1,110,288
Non-interest income	7,365,023	291,407	129,937	2,066,725	1,063,870	10,916,962	(923,078)	9,993,884
Non-interest expense	6,606,995	291,872	131,602	1,797,275	175,240	9,002,984	(119,388)	8,883,596
Other expense	3,420,581	289,235	216,804	410,784	445,235	4,782,639	(242,318)	4,540,321
Administrative expense	1,999,616	209,308	169,204	414,144	349,720	3,141,992	(230,020)	2,911,972
Impairment loss on credit loss	1,420,965	79,927	47,600	(3,360)	95,515	1,640,647	(12,298)	1,628,349
Operating income	1,585,956	224,537	152,697	147,515	503,079	2,613,784	(556,411)	2,057,373

	Nine months ended September 30, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	4,261,801	512,278	374,722	237,845	3,145	5,389,791	8,108	5,397,899
Interest income	8,642,616	953,657	704,461	483,610	383,515	11,167,859	(23,714)	11,144,145
Interest expense	4,380,815	441,379	329,739	245,765	380,370	5,778,068	(31,822)	5,746,246
Non-interest income, net	1,303,420	(2,659)	5,028	341,981	892,910	2,540,680	(722,192)	1,818,488
Non-interest income	12,677,173	359,388	122,795	2,997,339	1,146,377	17,303,072	(874,202)	16,428,870
Non-interest expense	11,373,753	362,047	117,767	2,655,358	253,467	14,762,392	(152,010)	14,610,382
Other expense	3,271,361	315,605	237,053	422,700	493,314	4,740,033	(189,153)	4,550,880
Administrative expense	1,823,607	185,360	155,729	425,700	334,286	2,924,682	(213,824)	2,710,858
Impairment loss on credit loss	1,447,754	130,245	81,324	(3,000)	159,028	1,815,351	24,671	1,840,022
Operating income	2,293,860	194,014	142,697	157,126	402,741	3,190,438	(524,931)	2,665,507

(3)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2012 and 2011 amounted to 20,926,674 million Won and 26,992,260 million Won, respectively, and revenue from the foreign customers amounted to 464,398 million Won and 580,755 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2012 and December 31, 2011 are 5,047,395 million Won and 4,974,603 million Won, respectively, and foreign subsidiaries are 36,058 million Won and 34,991 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	875,877	818,252	Regulation on supervision of securities business
Loans and receivables:
Due from banks in local currency
The Bank of Korea	13,071,376	11,304,073	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	299,817	309,681	Regulation on supervision of securities business
Samsung Securities Co., Ltd., etc.	57,526	46,121	Margins
Shinhan Bank, etc.	55	68	Deposits for opening account, etc.
Others	538,757	658,628	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	398,398	350,951	Reserve deposits
The Central Bank of China, etc.	466,997	517,631	Reserve deposits
Bank of Tokyo Mitsubishi, UFJ, Ltd., etc.	18,713	59,024	Installation deposits of financial institution, etc.
JP Morgan Chase & Co., etc.	40,992	110,369	Derivative transaction collateral provider, etc.

Sub-total	14,893,382	13,357,297

Total	15,769,259	14,175,549

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Deposits:
Reserve for claims of customers deposits	875,877	818,252
Gold banking deposits	3,680	—

Sub-total	879,557	818,252

Securities:
Debt securities
Korean treasury and government agencies	2,107,414	1,194,168
Financial institutions	4,871,643	5,194,371
Corporates	5,382,394	5,394,733
CP	4,572,809	2,972,865
Equity securities	823,781	608,310
Beneficiary certificates	446,697	324,843
CMA securities	1,699,300	2,466,325
Others	1,978,872	1,650,696

Sub-total	21,882,910	19,806,311

Derivatives instruments assets:
Interest rate derivatives	2,040,100	1,552,875
Currency derivatives	1,723,220	2,205,831
Equity derivatives	259,633	95,533
Credit derivatives	24,890	17,878
Commodity derivatives	22,570	27,780

Sub-total	4,070,413	3,899,897

Total	26,832,880	24,524,460

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Equity-linked securities	639,307	654,124
Asset-backed securities	439,258	409,804
Debt securities	7,810	—
Equity securities	10,730	11,843
Structured deposit	10,387	—

Total	1,107,492	1,075,771

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Debt securities:
Korean treasury and government agencies	2,991,205	2,786,721
Financial institutions	6,005,426	5,210,425
Corporates	4,604,641	4,183,377
Asset-backed securities	387,555	599,321
Foreign currency bonds	219,473	132,906

Sub-Total	14,208,300	12,912,750

Equity securities	2,210,786	2,751,461
Beneficiary certificates	800,513	3,788,430
Others	310,731	219,283

Total	17,530,330	19,671,924

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Korean treasury and government agencies	7,965,133	7,234,926
Financial institutions	3,871,344	5,858,741
Corporates	7,480,606	6,828,617
Foreign currency bonds	39,841	102,967
Securities loaned	10,961	10,877

Total	19,367,885	20,036,128

10. Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Due from banks	19,139,196	15,347,524
Provision for credit losses	(5,640)	(7,175)
Loans	216,846,176	212,639,337
Provision for credit losses	(3,875,929)	(3,759,304)
Other receivables	14,596,743	11,211,093
Provision for credit losses	(303,899)	(271,519)

Total	246,396,647	235,159,956

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	13,101,376	11,304,073
Due from depository banks	2,614,917	1,641,349
Due from non-depository	1,493,957	137,037
Due from the Korea Exchange	212,599	249,248
Others	18,632	25,919
Provision for credit losses	(4,253)	(4,887)

Sub-total	17,437,228	13,352,739

Due from banks in foreign currencies
Due from banks on demand	510,967	649,068
Due from banks on time	605,602	471,600
Others	581,146	869,230
Provision for credit losses	(1,387)	(2,288)

Sub-total	1,696,328	1,987,610

Total	19,133,556	15,340,349

(3)	Loans are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Loans in local currency	176,181,319	171,589,808
Loans in foreign currencies	11,681,937	13,243,422
Domestic banker’s letter of credit	6,137,275	5,423,078
Credit card accounts	4,316,905	4,592,095
Bills bought in foreign currencies	5,323,046	5,672,021
Bills bought in local currency	1,106,694	661,151
Factoring receivables	204,494	275,732
Advances for customers on guarantees	129,186	41,870
Privately placed bonds	1,396,618	1,738,138
Loans to be converted to equity securities	1,723	1,723
Finance leases	659,703	661,764
Loans for installment	1,768,951	1,535,405
Securitized loans	1,499,396	1,614,240
Loans secured by securities	1,314,932	1,181,402
Call loans	2,677,856	3,431,638
Bonds purchased under resale agreements	2,167,002	749,490
Others	279,139	226,360

Gross loans	216,846,176	212,639,337

Provision for credit losses	(3,875,929)	(3,759,304)

Total	212,970,247	208,880,033

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
CMA accounts	11,420	167,847
Receivables	10,781,561	7,378,434
Accrued income	1,549,884	1,452,733
Telex and telephone subscription rights and refundable deposits	1,302,249	1,253,525
Other debtors	951,629	958,554
Provision for credit losses	(303,899)	(271,519)

Total	14,292,844	10,939,574

(5)	Changes in provision for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)
Bad debt expenses for the period	(168,689)	(1,374,869)	(117,644)	(35,961)	(1,697,163)
Recoveries of written-off loans	(33,183)	(88,149)	(26,445)	(319)	(148,096)
Charge-off	124,880	1,141,882	139,927	6,665	1,413,354
Sales of loans and receivables	4,128	98,264	—	930	103,322
Unwinding effect	11,306	73,807	183	661	85,957
Others	8,586	(5,991)	1,055	91,506	(95,156)

Ending balance	(312,936)	(3,297,958)	(131,642)	(442,932)	(4,185,468)

	For the year ended December 31, 2011
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)
Bad debt expenses for the period	(141,199)	(1,781,456)	(115,100)	(124,870)	(2,162,625)
Increase on repurchase of NPL	(295)	(3,230)	—	—	(3,525)
Recoveries of written-off loans	(43,036)	(26,107)	(33,718)	(1,626)	(104,487)
Charge-off	123,740	2,079,835	141,954	23,274	2,368,803
Sales of loans and receivables	8,376	527,943	—	1,296	537,615
Unwinding effect	8,882	139,783	75	7,357	156,097
Others	934	105,956	486	(19,838)	87,538

Ending balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	875,877	—	875,877
Gold banking deposits	3,680	—	—	3,680
Debt securities
Korean treasury and government agencies	1,506,597	600,817	—	2,107,414
Financial institutions	—	4,871,643	—	4,871,643
Corporates	—	5,382,394	—	5,382,394
CP	—	4,572,809	—	4,572,809
Equity securities	823,781	—	—	823,781
Beneficiary certificates	386,028	60,669	—	446,697
CMA securities	—	1,699,300	—	1,699,300
Others	240,569	1,738,303	—	1,978,872
Derivatives instruments assets:
Interest rate derivatives	—	1,985,942	54,158	2,040,100
Currency derivatives	—	1,722,754	466	1,723,220
Equity derivatives	2,659	97,381	159,593	259,633
Credit derivatives	—	8,531	16,359	24,890
Commodity derivatives	712	11,361	10,497	22,570
Financial assets designed at FVTPL
Equity-linked securities	—	58,414	580,893	639,307
Asset-backed securities	—	391,541	47,717	439,258
Debt securities	—	—	7,810	7,810
Equity securities	684	—	10,046	10,730
Structured deposit	—	10,387	—	10,387
AFS financial assets
Debt securities
Korean treasury and government agencies	2,861,382	129,823	—	2,991,205
Financial institutions	—	5,996,626	8,800	6,005,426
Corporates	—	4,530,474	74,167	4,604,641
Asset-backed securities	—	387,555	—	387,555
Foreign currency bonds	16,751	200,932	1,790	219,473
Equity securities	398,207	—	1,812,579	2,210,786
Beneficiary certificates	—	537,509	263,004	800,513
Others	22,352	31,660	256,719	310,731
Derivative assets	—	309,732	—	309,732
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	3,676	—	—	3,676
Borrowings
Warrants in short position	2,995	1,747	—	4,742

	September 30, 2012
	Level 1	Level 2	Level 3	Total
Securities in short position	697,220	10,035	—	707,255
Derivative liabilities
Interest rate derivatives	—	2,090,479	54,165	2,144,644
Currency derivatives	—	1,389,303	—	1,389,303
Stock derivatives	1,223	150,603	327,391	479,217
Credit derivatives	—	427	14,345	14,772
Commodity derivatives	—	11,701	6,104	17,805
Others	951	—	1	952
Financial liabilities designated at FVTPL
Borrowings	—	1,940,873	4,496,443	6,437,316
Debentures	—	322,267	—	322,267
Derivative liabilities	—	28,916	—	28,916

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	870,083	—	870,083
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	287,628	37,215	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696
Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780
Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843
AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,118,069	65,308	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign currency bonds	9,116	121,945	1,845	132,906
Equity securities	481,114	—	2,270,347	2,751,461
Beneficiary certificates	—	3,772,221	16,209	3,788,430
Others	90,209	35,434	93,640	219,283

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Derivative assets	—	326,840	—	326,840
Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	10,309	—	10,309
Securities in short position	606,723	20,156	—	626,879
Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	—	1,689,844	—	1,689,844
Equity derivatives	7,676	106,219	402,939	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	—	19,536	6,217	25,753
Others	109	—	—	109
Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207
Derivative liabilities	—	33,493	—	33,493

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	January 1, 2012	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	September 30, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	41,507	—	—	(1,125)	—	54,158
Currency derivatives	1,475	(400)	—	—	(609)	—	466
Equity derivatives	54,356	118,486	—	125,018	(138,267)	—	159,593
Credit derivatives	14,541	2,483	—	—	(665)	—	16,359
Commodity derivatives	7,484	4,292	—	218	(1,497)	—	10,497
Financial assets designed at FVTPL
Equity-linked securities	448,791	71,711	—	244,057	(183,666)	—	580,893
Asset-backed securities	49,362	(1,645)	—	—	—	—	47,717
Debt securities	—	—	—	7,810	—	—	7,810
Equity securities	11,220	(1,125)	—	3,058	(3,107)	—	10,046
AFS financial assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	65,308	127	8,859	20,000	(20,127)	—	74,167
Foreign currency bonds	1,845	(55)	—	—	—	—	1,790
Equity securities	2,270,347	360,004	(334,679)	63,012	(543,376)	(2,729)	1,812,579
Beneficiary certificates	16,209	(1,914)	11,989	293,867	(42,240)	(14,907)	263,004
Others	93,640	(891)	(696)	167,503	(1,006)	(1,831)	256,719
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	40,661	—	1,000	(305)	—	54,165
Equity derivatives	402,939	(137,684)	—	130,794	(68,658)	—	327,391
Credit derivatives	14,251	(3,594)	—	1,520	2,168	—	14,345
Commodity derivatives	6,217	1,208	—	1,853	(3,174)	—	6,104
Others	—	—	—	1	—	—	1
Financial liabilities designated at FVTPL Borrowings	2,897,551	493,834	—	2,755,083	(1,650,025)	—	4,496,443

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,727	4,318	—	—	(4,269)	—	13,776
Currency derivatives	1,600	(69)	—	—	(56)	—	1,475
Equity derivatives	62,923	1,433	—	33,585	(43,585)	—	54,356
Credit derivatives	3,873	6,555	—	—	4,113	—	14,541
Commodity derivatives	4,119	(1,259)	—	7,208	(2,584)	—	7,484
Financial assets designed at FVTPL
Equity linked securities	253,318	(76,405)	—	388,474	(116,596)	—	448,791
Asset-backed securities	53,506	(4,144)	—	—	—	—	49,362
Equity securities	10,345	434	—	441	—	—	11,220
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	78,882	2,993	(3)	40,000	(56,564)	—	65,308
Foreign currency bonds	34,450	666	—	—	(643)	(32,628)	1,845
Equity securities	2,676,601	(110,378)	43,327	356,769	(682,815)	(13,157)	2,270,347
Beneficiary certificates	48,117	(2,041)	3,962	9,502	(43,331)	—	16,209
Others	29,694	707	—	65,477	(2,238)	—	93,640
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,785	4,881	—	20	(1,877)	—	12,809
Equity derivatives	160,040	188,944	—	231,192	(177,237)	—	402,939
Credit derivatives	3,421	5,124	—	1,047	4,659	—	14,251
Commodity derivatives	10,547	9,247	—	2,762	(16,339)	—	6,217
Financial liabilities designated at FVTPL
Borrowings	1,766,213	(304,837)	—	2,771,127	(1,334,952)	—	2,897,551
All recognized gains and losses on current period are related to the holding assets and liabilities of current and previous period-end. Gain and loss recognized in net income are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2012		December 31, 2011
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	19,266,555	19,367,885	20,323,593	20,036,128
Loans and receivables	245,172,353	246,396,647	236,723,318	235,159,956
Financial liabilities:
Deposits due to customers	203,951,872	203,822,689	195,908,985	195,930,482
Borrowings	33,719,122	33,820,082	34,491,299	34,666,709
Debentures	29,099,984	28,839,104	30,857,257	29,265,833
Other financial liabilities	16,851,068	20,563,753	19,071,984	19,083,709

(5)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. There are two types of level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the nine months ended September 30, 2012(Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	77,728	(46,506)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	5,216	(1,533)	—	—
AFS Financial Assets
Equity securities (*2)	—	(453)	142,464	(56,123)
Beneficiary certificates (*3)	—	—	170	(170)
Total	82,944	(48,492)	142,634	(56,293)
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	34,729	(50,376)	—	—
Financial liabilities designated at FVTPL
Borrowings (*4)	17,830	(29,313)	—	—
Total	52,559	(79,689)	—	—

(*1)	Fair value changes of equity derivatives and financial assets designed at FVTPL are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%. The historical fluctuation rate of stock price and correlation are major unobservable variables.
(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%) and discount rate (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%, respectively. The price fluctuation of trust property and discount rate are major unobservable variables.
(*4)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

Subsidiaries	Capital	Main business	September 30, 2012		December 31, 2011
			Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I (*2)	345,000	Finance	153,686	44.6	156,600	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*3)	10,000	Credit information	180,000	9.0	180,000	9.0
Woori Bank:
Korea Finance Security Co., Ltd. (*3)	6,000	Security service	183,870	15.3	183,870	15.3
Woori Service Networks Co., Ltd. (*3)	500	Freight & staffing services	4,704	4.9	4,704	4.9
Kumho Tire Co., Inc. (*4)	631,300	Manufacturing	22,514,800	17.8	22,514,800	21.2
United PF 1st Corporate Financial Stability (*5)	954,000	Finance	171,870	18.0	148,000	18.5
LIG E&C Co., Ltd. (*6)	16,300	Construction	755,946	23.2	755,946	23.2
Hyunjin Co., Ltd. (*6)	38,400	”	1,667,600	21.7	1,667,600	21.7
Chin Hung International Inc. (*6)	225,100	”	125,052,000	27.8	—	—
Pi City Co., Ltd. (*6)	20,600	”	871,631	21.1	—	—
Orient Shipyard Co., Ltd. (*6)	2,300	Shipbuilding	465,050	23.0	—	—
Woori F&I:
Woori SB Fifth Asset Securitization Specialty (*8)	2,900	Asset securitization	—	—	171,456	30.0
Woori SB Eleventh Asset Securitization Specialty	500	”	40,527	45.0	40,527	45.0
Woori SB Twelfth Asset Securitization Specialty (*11)	800	”	61,544	40.0	101,544	40.0
Woori BC Pegasus Asset Securitization Specialty	9,700	”	581,580	30.0	581,580	30.0
Woori Stream Third Asset Securitization Specialty (*8)	1,500	”	—	—	120,472	40.0
Woori Stream Fourth Asset Securitization Specialty	1,600	”	125,808	40.0	125,808	40.0
Woori HB First Asset Securitization Specialty (*8)	50	”	—	—	3,712	40.0
Woori Piastone Bridge Asset Securitization Specialty (*11)	10	”	800	40.0	22,336	40.0
Woori EA First Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Second Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Sixth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Seventh Asset Securitization Specialty	60	”	5,652	45.0	5,652	45.0
Woori EA Ninth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Eleventh Asset Securitization Specialty	2,600	”	50,995	45.0	50,995	45.0
Woori EA Sixteenth Asset Securitization Specialty (*7)	300	”	18,900	30.0	—	—
Woori EA Seventeenth Asset Securitization Specialty (*7)	300	”	29,799	45.0	—	—
CW Two Partners Co., Ltd. (*8)	100	”	—	—	12,999	50.0 -1share
KAMCO Fifth Asset Securitization Specialty	25,700	”	87,013	24.0	87,013	24.0
KAMCO Sixth Asset Securitization Specialty	2,400	”	212,553	45.0	212,553	45.0

Subsidiaries	Capital	Main business	September 30, 2012		December 31, 2011
			Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
KAMCO Seventh Asset Securitization Specialty (*11)	200	Asset securitization	15,597	45.0	51,417	45.0
Woori Fine First Asset Securitization Specialty (*11)	1,300	”	116,544	45.0	135,900	45.0
WR Loan Inc. (*9)	10	Other financial business	980	49.0	—	—
Chungdo Woori Century Security Corp., Ltd.	16,500	”	49,987,530	49.5	49,987,530	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*12)	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0
Woori Renaissance Holdings (*1)	20	Other financial business	1,260	51.6	1,260	51.6
Bonghwang Semiconductor Yuhan Gongsa (*12)	39,400	Semiconductor packaging	—	30.0	—	30.0
MARS First:
Sempio Foods Co., Ltd. (*10)	4,400	Food & beverages manufacturing	—	—	1,465,446	33.0
MARS Second:
Seoul Lakeside Co., Ltd. (*11)(*12)	1,200	Hotel	55,860	47.5	76,000	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	Number of shares decreased due to repayment of capital for the nine months ended September 30, 2012.
(*3)	Woori Bank, a subsidiary of the Company, can exercise significant influence over Korea Credit Bureau Co., Ltd. and Korea Finance Security Co., Ltd.. Important transactions of Woori Service Network Co., Ltd. are mainly arranged with Woori Bank.
(*4)	The ownership interest in Kumho Tire Co., Inc. has decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012. However, Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised.
(*5)

The ownership interest in the United PF 1st Corporate Financial Stability has decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012. After the decrease in ownership interest, Woori Bank continues to have significant influence on decision making of the Investment Deliberation Committee of the United PF 1st Corporate Financial Stability, a major operational decision making organization, by participating as a limited partner. In addition, there are significant transactions between Woori Bank and United PF 1st Corporate Financial Stability.

(*6)	Woori Bank acquired 755,946 shares (equity: 23.2%) of LIG E&C Co., Ltd. and 1,667,600 shares (equity: 21.7%) of Hyunjin Co. Ltd. for the year ended December 31, 2011. and 871,631 shares (equity: 21.1%) of Pi City Co. Ltd. and 465,050 shares (equity: 23.0%) of Orient Shipyard Co., Ltd. for the nine months ended September 30, 2012 by using debt to equity swap. Book value of those securities was written down to nil at acquisition date and therefore, there was no value recorded on as of December 31, 2011 and September 30, 2012, respectively. Woori Bank holds 125,052,000 shares (ownership: 27.8%) of Chin Hung International Inc. by using debt to equity swap for the nine months as of September 30, 2012.
(*7)	Acquired 30% and 45% ownership of Woori EA Sixteenth Asset Securitization Specialty and Woori EA Seventeenth Asset Securitization Specialty, respectively, for the nine months ended September 30, 2012.
(*8)	Investee is liquidated for the nine months ended September 30, 2012.
(*9)	Excluded from consolidation and reclassified to a jointly controlled entity which is under equity method because the Company’s ownership interest has decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012.
(*10)	The Group has lost its significant influence after disposition of part of investment in Sempio Foods Co., Ltd.
(*11)	The investees decreased their capital, resulting in a decrease in number of shares owned.

(*12)	Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa and Seoul Lakeside Co., Ltd. were consolidated to use financial information based on the financial statements as of June 30, 2012. There is no significant effect due to transactions and events which has been occurred subsequent to June 30, 2012.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Acquisition cost	January 1, 2012	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	September 30, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	(328)	—	—	—	25,073	(3,107)	136,496
Woori Blackstone Korea Opportunity First	153,686	159,631	10,815	—	(2,914)	(3,803)	—	—	163,729
Korea Credit Bureau	4,500	3,912	389	—	—	—	(264)	—	4,037
Korea Finance Security Co., Ltd.	758	3,468	482	—	—	(55)	—	—	3,895
Woori Service Networks Co., Ltd.	24	98	21	—	—	(7)	—	—	112
Kumho Tire Co., Inc. (*1)	113,204	111,357	17,514	—	—	—	(6,935)	24,701	146,637
United PF 1st Corporate Financial Stability	148,000	149,099	8,080	23,870	—	—	—	(165)	180,884
Chin Hung International Inc. (*1)	60,275	—	(4,470)	60,275	—	—	24	—	55,829
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(19)	—	—	—	—	—	792
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	99	—	(2,000)	—	—	—	2,053
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(609)	—	—	—	—	609	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	192	—	—	—	—	—	697
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty (*2)	40	1,136	212	—	(1,077)	(468)	—	197	—
Woori EA First Asset Securitization Specialty (*2)	400	—	314	—	—	(57)	—	(257)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(189)	—	—	—	—	189	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	274	—	—	(245)	—	(29)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	259	—	—	(527)	—	—	1,959
Woori EA Ninth Asset Securitization Specialty	400	3,660	572	—	—	(3,025)	—	—	1,207
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	3,974	—	—	(1,386)	—	—	13,489
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(401)	5,400	—	—	(1)	—	4,998
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	343	4,950	—	—	(3)	—	5,290
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	—	—	—	—	—	5	5
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,766	—	—	—	—	—	16,424
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	177	—	—	(2,116)	—	—	5,244
KAMCO Seventh Asset Securitization Specialty	390	1,089	13	—	—	—	(900)	—	202
Woori Fine First Asset Securitization Specialty	13,447	17,485	943	—	(2,250)	(1,194)	—	—	14,984

	For the nine months ended September 30, 2012
	Acquisition cost	January 1, 2012	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	September 30, 2012
Chungdo Woori Century Security Corp.	8,187	9,418	34	—	—	—	(255)	—	9,197
Phoenix Digital Tech Co., Ltd.	10,459	—	—	—	—	—	—	—	—
Woori Renaissance Holdings	63,000	32,516	3,849	—	—	—	603	—	36,968
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	—	—	316	—	12,260
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—		146,317

Total	950,015	928,233	50,741	94,495	(126,836)	(14,002)	16,854	(14,220)	963,705

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(91,919)	—	(24,788)	(30,857)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate Financial Stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty (*2)	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty (*2)	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

Total	1,011,414	744,844	16,700	311,805	(93,563)	(20,409)	(26,884)	(4,260)	928,233

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. is 340 billion Won and 234 billion Won as of September 30, 2012 and December 31, 2011, respectively. The market value of the proportionate of the Woori Bank ownership interest in Chin Hung International Inc. is 108 billion Won as of September 30, 2012.
(*2)	Valuation of the investments in associates which accounted for using equity method account is discontinued since the associates has recorded accumulated deficits in equity. As therefore, the amount of accumulated deficits is deducted from loans which is related to respective associates.

(3)	If the Group’s share of losses of an investee equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further loss. Unrecognized loss is for the nine months ended September 30, 2012 are as follows (Unit: Korean Won in millions):

	Unrecognized loss	Unrecognized changes in equity
Phoenix Digital Tech Co., Ltd.	(6,781)	—

(4)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,801,717	3,596,620	1,103,562	1,543
Woori Blackstone Korea Opportunity First	366,742	1,766	28,434	23,742
Korea Credit Bureau	53,371	9,799	33,652	5,901
Korea Finance Security Co., Ltd.	27,077	1,658	30,067	3,425
Woori Service Networks Co., Ltd.	3,771	1,505	9,216	797
Kumho Tire Co., Inc.	3,448,957	2,440,740	316,355	113,821
United PF 1st Corporate Financial Stability	1,035,449	31,412	71,194	44,095
Chin Hung International Inc.	595,321	470,987	338,853	(63,933)
Woori SB Eleventh Asset Securitization Specialty	1,782	20	15	(42)
Woori SB Twelfth Asset Securitization Specialty	5,149	16	445	249
Woori BC Pegasus Asset Securitization Specialty	24,506	41,020	46	(2,029)
Woori Stream Fourth Asset Securitization Specialty	1,999	257	556	481

	September 30, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Piastone Bridge Asset Securitization Specialty	686	1,178	848	527
Woori EA First Asset Securitization Specialty	81,298	87,683	6,821	785
Woori EA Second Asset Securitization Specialty	7,999	9,187	931	(472)
Woori EA Sixth Asset Securitization Specialty	18,621	19,266	6,593	684
Woori EA Seventh Asset Securitization Specialty	9,328	4,975	896	575
Woori EA Ninth Asset Securitization Specialty	21,720	18,705	4,390	1,429
Woori EA Eleventh Asset Securitization Specialty	60,730	30,755	16,037	8,832
Woori EA Sixteenth Asset Securitization Specialty	143,695	127,038	8,132	(1,338)
Woori EA Seventeenth Asset Securitization Specialty	104,453	92,696	1,655	763
WR Loan Inc.	10	—	—	—
KAMCO Fifth Asset Securitization Specialty	74,418	40,893	7,075	5,644
KAMCO Sixth Asset Securitization Specialty	11,762	100	945	393
KAMCO Seventh Asset Securitization Specialty	463	3	65	29
Woori Fine First Asset Securitization Specialty	33,320	16	3,528	2,095
Chungdo Woori Century Security Corp.	22,307	3,733	2,556	69
Phoenix Digital Tech Co., Ltd.	27,294	40,856	(1,613)	(2,574)
Woori Renaissance Holdings	106,677	33,826	6,217	7,451
Bonghwang Semiconductor Yuhan Gongsa	73,955	36,655	(535)	(639)
Seoul Lakeside Co., Ltd.	98,449	129,256	50,408	11,441

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

(5)	The entity excluded from associates although it’s percentage of ownership is higher than 20% as of September 30, 2012 and December 31, 2011 is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because substantially the Group has no significant influence over the investee company although it’s percentage of ownership on common share is higher than 20%.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Acquisition cost	518,442	514,819
Accumulated depreciation	(19,755)	(15,820)

Net carrying value	498,687	498,999

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	498,999	643,271
Acquisition	6	1,356
Capital expenditure	2,414	—
Disposition	—	(144,097)
Depreciation	(3,974)	(6,462)
Impairment loss (reversal)	202	(2,212)
Transfer	1,068	(6,464)
Foreign currencies translation adjustments	(28)	11
Others	—	13,596

Ending balance	498,687	498,999

(3)	Fair value of investment properties is 557,546 million Won and 554,722 million Won as of September 30, 2012 and December 31, 2011, respectively. Rental fees earned from investment properties are 8,435 million Won and 10,313 million Won for the nine months ended September 30, 2012 and 2011, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,826,819	1,026,776	1,373,495	360,893	4,709	20	4,592,712
Accumulated depreciation	—	(84,075)	(1,038,036)	(294,003)	—	(14)	(1,416,128)

Net carrying value	1,826,819	942,701	335,459	66,890	4,709	6	3,176,584

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	3,659	32,305	112,871	31,956	14,500	—	195,291
Disposition or transfer	(3,374)	(3,776)	(3,093)	(1,225)	(14,214)	—	(25,682)
Depreciation	—	(23,935)	(97,861)	(20,328)	—	(1)	(142,125)
Foreign currencies translation adjustment	(42)	(124)	(435)	(268)	(10)	—	(879)
Others	(1,433)	7,893	7,687	1,360	—	—	15,507

Ending balance	1,826,819	942,701	335,459	66,890	4,709	6	3,176,584

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition or transfer	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	176,154	13,470	140,062	381	207,748	398,888	70,397	1,007,100
Accumulated depreciation	—	(4,801)	(97,743)	(214)	(134,992)	(274,032)	—	(511,782)
Accumulated impairment losses	(43,748)	—	—	—	—	—	(7,094)	(50,842)

Net carrying value	132,406	8,669	42,319	167	72,756	124,856	63,303	444,476

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	389,527	70,549	934,283
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,864)	—	(440,921)
Accumulated impairment losses	(42,725)	—	—	—	—	(2,106)	(640)	(45,471)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	21,500	—	15,266	31	24,346	10,014	3,711	74,868
Disposition	—	—	(1)	—	—	(54)	(2,700)	(2,755)
Amortization	—	(1,127)	(10,657)	(29)	(17,170)	(42,312)	—	(71,295)
Impairment loss	(1,024)	(738)	—	—	—	—	(5,980)	(7,742)
Foreign currencies translation adjustment	—	(13)	—	—	(1)	(109)	(60)	(183)
Others	3,517	—	(8)	—	—	1,760	(1,577)	3,692

Ending balance	132,406	8,669	42,319	167	72,756	124,856	63,303	444,476

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(2,107)	(1,507)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	33	(114)	(89)
Others	—	—	(378)	—	(505)	418	—	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Investment properties	70,676	53,985
Premises and equipment	591	2,258

Total	71,267	56,243

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	7,960	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	10,353,713	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	394,932	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	1,777,211	Intraday overdrawn account and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,062,789	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,464,946	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	78,119	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,614	Leasehold rights and others

		Total	19,232,294

		December 31, 2011
		Collateral given to	Amount	Reason for collateral
Due from banks		Credit-agricole Bank and others	161,855	Security on borrowings and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,470,575	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	291,674	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of communications and others	654,109	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	946,684	Related to bonds sold under repurchase agreements (*)
Korean treasury and government agencies bonds and others		Bank of Korea and others	6,608,480	Limitation on total loan exposure and others
Loans		Shinhan Bank Co.,Ltd. and others	511,366	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	93,220	Leasehold rights and others

		Total	18,737,963

(*)	The transferee can dispose and refurnish the securities.

(2)	As of September 30, 2012 and December 31, 2011, asset acquired through a foreclosure is the building, whose carrying amounts are 1,113 million Won and 555 million Won, respectively

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		September 30, 2012	December 31, 2011	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	169,714	49,742	Korea Money Brokerage Corp. and others
AFS financial assets	Korean treasury and government agencies bonds	20,522	90,209	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	10,961	10,877	The Korea Securities Finance Corporation

	Total	201,197	150,828

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults

Fair value of the collaterals held can be disposed and re-subjected to lien regardless of defaults as of September 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	2,213,719	120,256

	December 31, 2011
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	735,101	111,247

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Prepaid expenses	308,081	249,702
Advance payments	68,355	16,513
Leased assets	1,224	3,403
Non-operative assets	1,113	555
Others	12,393	106,886

Total	391,166	377,059

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Deposits due to Customers:
Gold banking liabilities	3,676	—
Borrowings:
Warrants in short position	4,742	10,309
Securities in short position	707,255	626,879

Sub-total	711,997	637,188

Derivative liabilities:
Interest rate derivatives	2,144,644	1,670,845
Currency derivatives	1,389,303	1,689,844
Equity derivatives	479,217	516,834
Credit derivatives	14,772	21,559
Commodity derivatives	17,805	25,753
Others	952	109

Sub-total	4,046,693	3,924,944

Total	4,762,366	4,562,132

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Borrowings:
Equity linked securities in short position	6,358,696	4,634,724
Equity index linked securities in short position	78,620	102,483

Sub-total	6,437,316	4,737,207

Debentures:
Debentures in local currency	230,684	226,432
Debentures in foreign currencies	91,583	95,775

Sub-total	322,267	322,207

Total	6,759,583	5,059,414

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,759,583	5,059,414
Credit risk adjustments	(34,744)	31,735
Accumulated changes in credit risk adjustments	138	34,882

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4)	Financial liabilities at FVTPL’s carrying value and nominal value at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Carrying value	6,759,583	5,059,414
Nominal value at maturity	6,653,264	5,346,184

	106,319	(286,770)

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Deposits in local currency
Demand deposits	14,833,742	13,704,296
Time deposits	170,218,426	163,162,643
Mutual installments	84,284	104,402
Deposits on notes payables	2,394,057	3,135,424
Deposits on CMA	1,516,119	2,136,820
Certificate of deposits	1,442,186	1,850,221
Other deposits	1,401,492	1,235,462

Sub-total	191,890,306	185,329,268

Deposits in foreign currencies	11,956,328	10,638,470
Present value discount	(23,945)	(37,256)

Total	203,822,689	195,930,482

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Individual	70,361,368	66,285,132
Corporation	56,200,292	55,802,501
Banks	25,041,733	24,481,309
Government agencies	17,863,669	13,602,836
Other financial institutions	10,349,028	9,796,912
Government	6,491,861	9,931,364
Non-profit corporation	6,951,463	6,461,592
Educational organization	4,042,069	3,276,295
Foreign corporations	1,427,920	1,340,651
Others	5,117,231	4,989,146
Present value discount	(23,945)	(37,256)

Total	203,822,689	195,930,482

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,088,954
Borrowings from government funds	Small and Medium Business Corporation and others	1.9	2,113,221
Others	NH Bank and others	2.5	7,376,075

Sub-total			10,578,250

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	11,226,687
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.1	5,593

Sub-total			11,232,280

Bills sold	Others	3.1	154,241
Call money	Banks and others	2.7	3,262,320
Bonds sold under repurchase agreements	Mirae Asset Management and others		8,598,257
Present value discount			(5,266)

Total			33,820,082

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation	2.1	2,119,147
Others	Korea Finance Corporation and others	3.2	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	1.3	12,140,368
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.0	5,767

Sub-total			12,146,135

Bills sold	Others	2.9	181,102
Call money	Banks and others	2.5	4,393,138
Bonds sold under repurchase agreements	Mirae Asset Management and others		7,898,553
Present value discount			(3,217)

Total			34,666,709

(2)	Debentures are as follows (Unit: Korean Won in millions):

	September 30, 2012		December 31, 2011
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	1.4 ~ 10.5	20,704,691	0.5 ~ 10.5	21,757,317
Subordinated bonds	3.4 ~ 10.3	8,027,136	4.5 ~ 10.3	7,316,553
Other bonds	—	168,288	—	244,892

Sub-total		28,900,115		29,318,762

Discounts on bond		(61,011)		(52,929)

Total		28,839,104		29,265,833

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,753,465	8,824,785	10,578,250
Borrowings in foreign currencies	6,486,848	4,745,432	11,232,280
Call money	1,110,620	2,151,700	3,262,320
Bonds sold under repurchase agreements	160,000	8,438,257	8,598,257

Total	9,510,933	24,160,174	33,671,107

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	1,276,638	3,116,500	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	9,840,006	24,648,818	34,488,824

22. Provision

(1)	Provisions are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Asset retirement obligation	22,059	20,662
Provision for guarantee (*1)	394,691	464,687
Provision for unused commitments	150,089	134,530
Provision for credit card points	7,268	1,387
Other provisions (*2)	139,887	271,042

Total	713,994	892,308

(*1)	Provisions for guarantee includes provision for financial guarantee of 134,348 million Won and 200,246 million Won as of September 30, 2012 and December 31, 2011, respectively.
(*2)	Other provisions include provision for litigation and losses.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	2,550	18,450	24,662	4,176	49,838
Provisions used and others	(4,504)	(183)	(18,780)	(47,018)	(70,485)
Reversal of unused amount	(68,042)	(2,708)	(1)	(88,313)	(159,064)

Ending balance	394,691	150,089	7,268	139,887	691,935

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provisions	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used and others	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	20,662	25,958
Provisions provided	3,477	2,335
Provisions used	(503)	(488)
Depreciation	385	449
Reversal of unused amount	(3,544)	(176)
Increase (decrease) in restoration costs	1,582	(7,416)

Ending balance	22,059	20,662

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Projected retirement benefit obligation	531,516	365,714
Plan assets	(325,160)	(246,010)

Net liability recorded	206,356	119,704

(2)	Changes in carrying value of projected retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	365,714	227,729
Current service cost	103,867	126,281
Interest cost	12,337	11,604
Actuarial loss	69,193	21,756
Foreign currencies translation adjustments	(114)	103
Retirement benefit paid	(18,142)	(20,476)
Curtailment or settlement	(2,208)	(1,565)
Others	869	282

Ending balance	531,516	365,714

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	246,010	157,780
Expected return plan assets	10,911	8,211
Actuarial loss	(1,301)	(2,037)
Employer’s contributions	81,481	89,125
Retirement benefit paid	(10,277)	(7,736)
Curtailment or settlement	(2,166)	(1,265)
Others	502	1,932

Ending balance	325,160	246,010

(4)	Plan assets consist of mainly deposits which accounts for 90.56% and 93.59% of plan asset as of September 30, 2012 and December 31, 2011, respectively. Realized return on plan assets are 9,610 million Won and 6,174 million Won for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively.

(5)	Current service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Current service cost	103,867	126,281
Interest cost	12,337	11,604
Expected return on plan assets	(10,911)	(8,211)
Actuarial loss	70,494	23,793
Gain on the curtailment or settlement	(42)	(300)

Total	175,745	153,167

(6)	Actuarial assumptions used in projected retirement benefit obligation assessment are as follows:

	September 30, 2012	December 31, 2011
Discount rate	3.68%	4.76%
Inflation rate	2.30%	2.30%
Expected rate of return on plan assets	4.49%	4.49%
Future wage growth rate	5.31%	5.31%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Other financial liabilities:
Payables	10,649,996	7,431,428
Accrued expenses	3,453,431	3,374,174
Borrowings from trust accounts	2,798,440	2,485,088
Refundable lease deposits	191,105	184,886
Agency business revenue	512,894	211,227
Foreign exchange payables	781,375	696,505
Domestic exchange payables	195,825	3,109,576
Miscellaneous liabilities	1,980,687	1,590,825

Sub-total	20,563,753	19,083,709

Other liabilities:
Income in advance	217,643	264,121
Other miscellaneous liabilities	302,480	305,662

Sub-total	520,123	569,783

Total	21,083,876	19,653,492

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swaps	155,073,120	303,892	159	—	2,001,331	4,221	24,221	—	2,114,749
Interest rate futures	100,928	—	—	—	—	—	—	—	—
Long interest options	2,245,000	—	—	—	38,769	—	—	—	—
Short interest options	1,835,114	—	—	—	—	—	—	—	29,895
Currency:
Currency forwards	48,841,311	192	—	5,489	629,354	—	—	474	344,436
Currency swaps	23,203,036	—	—	—	850,194	—	—	—	1,030,718
Currency futures	1,324,209	—	—	—	—	—	—	—	—
Long options	1,191,057	—	—	—	243,672	—	—	—	—
Short options	1,218,610	—	—	—	—	—	—	—	14,149
Stock Index:
Stock index futures	57,860	—	—	—	—	—	—	—	—
Long stocks	758,007	—	—	—	140,547	—	—	—	—
Short stocks	1,244,423	—	—	—	—	—	—	—	369,247
Stock index swaps	—	—	—	—	119,086	—	—	—	109,970
Others:
Long option	271,317	—	—	—	8,776	—	—	—	—
Short option	288,194	—	—	—	—	—	—	—	5,392
Other forwards	27,056	—	—	—	603	—	—	—	618
Other swaps	88,535	—	—	—	37,369	—	—	—	26,568
Other futures	1,160	—	—	—	712	—	—	—	951

Total	237,768,937	304,084	159	5,489	4,070,413	4,221	24,221	474	4,046,693

	December 31, 2011
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,817,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,832,325	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long option	1,957,680	—	—	—	396,268	—	—	—	—
Short option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long stock	740,808	—	—	—	59,092	—	—	—	—
Short stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,980,382	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

Derivatives held for trading purpose are classified into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Gains or losses from hedged items	(20,232)	(179,988)
Gains or losses from hedging instruments	21,504	198,138
Ineffective gains and losses of foreign hedging activities	1,587	(300)

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profit and loss are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	54,732	30,869
Recognition form new transactions
Financial assets at FVTPL	(53,645)	2,618
Financial liabilities at FVTPL	92,688	54,687

Sub-total	39,043	57,305

Realization in current period
Financial assets at FVTPL	7,021	7,797
Financial liabilities at FVTPL	(36,365)	(41,239)

Sub-total	(29,345)	(33,442)

Ending balance	64,430	54,732

Although no observable elements were available in market transaction to fair value the financial instruments, valuation techniques were utilized to fair value such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in profits and losses and the details.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	September 30, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	65,274	66,743

Total	174,299	175,768

28. Hybrid Securities

The bond-type hybrid securities classified as shareholder’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2012	December 31, 2011
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	—
Issuance cost				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Other comprehensive income:
Gain on valuation of AFS financial assets	413,439	647,482
Gain on valuation of equity of jointly controlled entities and associates	17,884	4,940
Loss on FX translation on overseas operations	(41,080)	(2,772)
Gain on cash flow hedges	6,741	4,336

Sub-total	396,984	653,986

Treasury shares (*)	(14)	(14)
Other capital adjustments	(62,079)	(67,551)

Total	334,891	586,421

(*)	As of September 30, 2012 and December 31, 2011, the Group holds 2,000 shares (14 million Won) and 1,999 shares (14 million Won) of its treasury shares, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	647,482	136,343	(451,947)	81,561	413,439
Gain on valuation of equity of jointly controlled entities and associates	4,940	17,975	(804)	(4,227)	17,884
Loss on FX translation on overseas operations	(2,772)	(50,407)	—	12,099	(41,080)
Gain on cash flow hedges	4,336	2,022	—	383	6,741

Total	653,986	105,933	(452,751)	89,816	396,984

	For the year ended December 31, 2011
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,051,219	125,530	(576,844)	47,577	647,482
Gain on valuation of equity of jointly controlled entities and associates	24,970	(26,884)	(24,787)	31,641	4,940
Loss on FX translation on overseas operations	(16,221)	15,244	—	(1,795)	(2,772)
Gain on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Legal reserves	1,035,849	1,005,401
Voluntary reserves	8,528,008	8,256,000
Retained earnings carried forward	4,076,696	3,161,321

Total	13,640,553	12,422,722

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012	For the year ended December 31, 2011
Beginning balance	12,422,722	10,489,339
Net income	1,441,542	2,136,828
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(19,949)	(1,942)
Others	(2,259)	—

Ending balance	13,640,553	12,422,722

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Controlling interests	1,450,431	1,339,430
Non-controlling interests	12,826	12,336

	1,463,257	1,351,766

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Planned regulatory reserve for credit loss	53,897	111,001	(195,737)	(22,489)
Net income after the planned reserve provided	450,011	1,330,541	681,283	1,802,947

Earnings per share after the planned reserve provided (*)	549	1,626	845	2,237

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The dividends to the shareholders of the controlled entity in respect of the year ended December 31, 2011, were 250 Won per share, amounting to total dividends of 201,503 million Won, and were paid in April 2012. The dividends paid to the shareholders of the controlled entity in 2011 were 201,503 million Won (250 Won per share).

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	43,385	118,989	32,663	111,106
Financial institutions	41,181	134,834	43,787	113,491
Corporates	32,331	107,082	29,656	89,194
CP	30,381	81,604	28,332	82,620
Interest of other FVTPL financial assets	21,039	77,422	26,637	85,518

Sub-total	168,317	519,931	161,075	481,929

AFS financial assets:
Debt securities
Korean treasury and government agencies	31,627	105,399	36,013	115,111
Financial institutions	51,588	157,878	52,428	162,048
Corporates	38,967	128,640	32,392	66,402
Asset-backed securities	(80)	555	192	1,524
Foreign currency bonds	2,803	5,888	1,099	4,704
Interest of other AFS financial assets	1,704	5,160	788	3,248

Sub-total	126,609	403,520	122,912	353,037

HTM financial assets:
Debt securities
Korean treasury and government agencies	85,867	258,540	85,260	239,497
Financial institutions	36,534	128,725	65,886	210,070
Corporates	80,395	238,841	73,002	206,280
Others	—	—	—	709
Foreign currency bonds	825	2,865	2,174	6,778

Sub-total	203,621	628,971	226,322	663,334

Loans and receivables:
Interest on due from banks	77,644	193,378	42,361	118,800
Interest on loans	3,138,030	9,571,690	3,260,515	9,424,997
Interest of other receivables	26,166	79,698	31,281	102,048

Sub-total	3,241,840	9,844,766	3,334,157	9,645,845

Total	3,740,387	11,397,188	3,844,466	11,144,145

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	1,372,594	4,137,090	1,381,405	3,884,092
Interest on borrowings	191,011	594,653	199,912	603,600
Interest on debentures	358,991	1,078,420	374,424	1,172,774
Other interest expense	29,815	99,619	30,414	85,780

Total	1,952,411	5,909,782	1,986,155	5,746,246

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Banking fees:
Banking fees (*)	219,683	640,546	209,240	603,246
Guarantee fees	34,157	88,307	25,964	73,603
Fees from project financing	5,901	19,359	5,911	18,765

Sub-total	259,741	748,212	241,115	695,614

Other fees:
Credit card fees	10,422	30,246	9,010	28,292
CMA management fees	937	3,549	1,373	4,218
Lease	2,735	9,579	3,198	9,972
Brokerage fees	117,269	370,095	155,939	507,470
Others	31,373	96,255	31,283	93,460

Sub-total	162,736	509,724	200,803	643,412

Total	422,477	1,257,936	441,918	1,339,026

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commission expense incurred are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees paid	42,008	95,829	31,758	88,043
Credit card commission	107,009	325,246	100,133	280,899
Brokerage commission	25,794	60,822	20,381	46,707
Others	1,950	8,825	(199)	9,825

Total	176,761	490,722	152,073	425,474

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Dividend on financial assets at FVTPL	6,450	29,026	2,763	17,750
Dividend on AFS financial assets	18,368	105,654	12,893	142,727

Total	24,818	134,680	15,656	160,477

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on valuation and disposal of securities:
Loss on redemption of securities	(1,323)	(4,593)	(1,779)	16,239
Gain on transaction of securities	94,600	161,900	(25,514)	(43,333)
Gain (loss) on valuation of securities	48,125	78,122	8,565	(34,678)

Sub-total	141,402	235,429	(18,728)	(61,772)

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(55,681)	(63,906)	(18,003)	(50,754)
Currency derivatives	(31,001)	7,060	93,339	162,318
Equity derivatives	30,940	16,522	(9,993)	44,306
Other derivatives	(4,310)	(3,111)	(1,984)	7,552

Sub-total	(60,052)	(43,435)	63,359	163,422

Gain (loss) on valuation of derivatives
Interest rate derivatives	(23,043)	(44,360)	(21,391)	8,792
Currency derivatives	(6,202)	(46,648)	(42,623)	(43,757)
Equity derivatives	146,282	307,096	(443,024)	(455,248)
Other derivatives	16,424	26,060	(3,787)	(10,886)

Sub-total	133,461	242,148	(510,825)	(501,099)

Total	214,811	434,142	(466,194)	(399,449)

(2)	Gain (loss) on valuation of financial assets designated at FVTPL is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on redemption of securities	4,011	10,187	2,321	15,373
Gain (loss) on valuation of securities	68,239	99,778	(107,865)	(116,550)
Loss on transaction of other financial assets designated at FVTPL	(49,103)	(153,230)	(29,786)	(79,536)
Gain (loss) on valuation of other financial assets designated at FVTPL	(281,613)	(458,274)	588,384	658,019

Total	(258,466)	(501,539)	453,054	477,306

37. Gain (Loss) on AFS Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on redemption of securities	(18)	72	(1)	36
Gain on transaction of securities	16,303	598,073	67,321	1,194,402
Impairment loss or reversal of impairment on securities	(38,252)	(78,175)	(35,554)	(153,257)

Total	(21,967)	519,970	31,766	1,041,181

38. Impairment Loss on Credit Loss

Impairment loss on credit loss recognized for credit loss is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Provision for credit loss	599,165	1,743,820	564,603	1,747,169
Reversal of provision for credit loss	(7,007)	(46,658)	(22,753)	(84,345)

Sub-total	592,158	1,697,162	541,850	1,662,824

Provision for guarantee	(240,523)	2,550	(95,571)	41,541
Reversal of provision for guarantee	(59,959)	(68,042)	1,475	(13,838)

Sub-total	(300,482)	(65,492)	(94,096)	27,703

Provision for loan commitment	(2,034)	18,450	1,344	3,453
Reversal of provision for loan commitment	(882)	(2,708)	1,920	(8,097)

Sub-total	(2,916)	15,742	3,264	(4,644)

Total	288,760	1,647,412	451,018	1,685,883

39. Other Operating Income (Expense)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transaction of FX	428,497	1,751,629	3,193,123	5,559,043
Gain on translation of FX	5,200	13,158	29,246	46,874
Rental fee income	3,552	10,101	3,220	12,683
Gain on transactions of loans and receivables	14,129	52,515	14,193	43,746
Gain on disposal of investment in jointly controlled entities and associates	—	24,703	304	34,094
Gain on disposal of premises and equipment and other assets	1,820	3,470	8,358	15,591
Reversal of impairment loss of premises and equipment and other assets	1,033	2,962	(1,380)	2,148
Gain on transactions of derivatives	564	946	—	233

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuations of derivatives	18,326	51,632	184,658	203,385
Gain on fair value hedged items	502	28,774	(3,041)	5,206
Reversal of other provisions	47,040	90,696	911	18,388
Others	248,767	310,561	15,990	42,586

Total	769,430	2,341,147	3,445,582	5,983,977

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Administrative expenses	957,629	2,911,972	896,927	2,710,858
Loss on transaction of FX	316,113	1,557,519	3,220,221	5,516,262
Loss on translation of FX	12,900	26,662	13,348	34,092
Contribution to miscellaneous funds	96,321	282,647	90,342	264,751
KDIC deposit insurance fees	68,629	198,582	62,919	184,279
Donation	25,774	81,030	12,792	31,081
Loss on transactions of loans and receivables	18,996	21,537	10,274	158,074
Loss on disposal of joint controlling entity and associates	194	18,273	—	—
Loss on disposal of premises and equipment and other assets	716	2,386	1,116	5,270
Impairment loss of premises and equipment and other assets	1,709	9,288	(1,687)	10,334
Loss on transactions of derivatives	369	23,596	130	5,140
Loss on valuations of derivatives	(4,536)	5,225	(14,409)	640
Loss on fair value hedged items	19,390	49,006	161,350	185,194
Other provision	7,324	28,851	47,734	58,199
Others	222,805	261,661	25,992	59,379

Total	1,744,333	5,478,235	4,527,049	9,223,553

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Short term employee benefits	399,040	1,181,475	367,841	1,129,146
Retirement benefit service costs	67,052	179,588	47,009	128,031
Fringe benefits	101,406	306,834	90,301	276,315
Depreciation and amortization	72,327	217,395	67,590	200,377
Rent	65,733	190,199	58,511	172,030
Taxes and dues	38,021	122,167	38,027	129,032
Service charges	53,003	163,578	52,930	139,925
IT expenses	28,356	81,997	29,165	82,519
Telephone and communication expenses	18,222	55,812	17,991	49,426
Operating promotion expenses	16,608	52,605	19,333	47,753
Advertising	18,735	72,394	24,606	71,673
Printing	3,974	11,667	3,960	11,619
Traveling expenses	3,855	12,458	4,575	12,176
Supplies	2,945	8,902	2,668	7,943
Insurance premium	1,485	5,349	1,803	5,834
Others	66,867	249,552	70,617	247,059

Total	957,629	2,911,972	896,927	2,710,858

40. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Current tax expense
Current tax expense in respect of the current year	390,287	497,293
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,232)	9,260

Sub-total	386,055	506,553

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	13,083	63,686
Deferred tax reclassified from other comprehensive income to net income	89,816	140,103

Sub-total	102,899	203,789

Income tax expense	488,954	710,342

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Net income before income tax expense	2,108,114	2,722,413
Tax calculated at statutory tax rate (*1)	509,702	658,362
Adjustments
Effect of income that is exempt from taxation	(34,950)	(9,423)
Effect of expense that is not deductible in determining taxable profit	24,760	45,269
Effect on deferred tax balance due to the change in income tax rate	—	2,525
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,232)	9,260
Others	(6,326)	4,349

Sub-total	(20,748)	51,980

Income tax expense	488,954	710,342

Effective tax rate	23.19%	26.09%

(*1)	Income tax rate is 11% below 200 million Won, 22% from 200 million Won to 20 billion Won and 24.2% above 20 billion Won, for the nine months ended September 30, 2012.

Income tax rate was 11% below 200 million Won and 24.2% above 200 million Won, for the nine months ended September 30, 2012.

(3)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Current tax assets	7,624	56,570
Current tax liabilities	95,854	274,257

(4)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Deferred tax assets	52,029	79,980
Deferred tax liabilities	245,563	260,431

Net deferred tax liabilities	193,534	180,451

41. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	503,908	1,441,542	485,546	1,780,458
Dividends to hybrid securities	(7,357)	(19,949)	—	—
Net income attributable to common shareholders	496,551	1,421,593	485,546	1,780,458
Weighted average number of common shares outstanding	806,013,341 shares	806,013,341 shares	806,012,779 shares	806,012,779 shares
Basic EPS	616	1,764	602	2,209

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2012 and 2011, respectively.

42. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Confirmed guarantees
Guarantee for debenture issuances	—	135
Guarantee for loans	212,318	290,799
Acceptances	651,138	840,437
Guarantee in acceptances imported goods	162,123	142,073
Other confirmed guarantees	8,993,154	10,297,667

Total	10,018,733	11,571,111

Unconfirmed guarantees
Local letter of credit	913,447	1,003,258
Letter of credit	5,974,330	4,837,106
Other unconfirmed guarantees	2,611,833	3,133,110

Total	9,499,610	8,973,474

CP purchase commitments and others	5,156,517	6,157,569

(2)	Loan commitments and others (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Loan commitments	91,252,665	88,400,600
Other commitments	6,698,540	10,035,221

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	September 30, 2012		December 31, 2011
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	903 cases	455 cases	804 cases	292 cases
Amount of litigation	1,586,923	974,271	1,144,087	788,852
Provision for litigations		132,923		261,508

As of September 30, 2012, significant lawsuits which the Group is facing, are due to a claim for reimbursement against violation on the guarantee for testimony related to Daewoo Engineering & Construction Co., Ltd.’s disposal of stocks by 6 companies including Kumho Industrial Co., Ltd. amounting to 104,700 million Won (Woori Bank and 6 companies including KAMCO), financial incident caused by structured financing department of Gong-pyoung 1st Co., Ltd. amounting to 65,000 million Won (Kyongnam Bank) and non-existence of debts and refund of construction cost against 408 people including Kim-In-Ho amounting to 53,100 million Won (Woori Bank and 6 companies including Nonghyup).

Sues regarding the electronic reminder to the credit card debtors with unpaid credit card bills, one of the Group’s method to collect its’ unpaid credit card receivables are not included on the litigations as of September 30, 2012 and December 31, 2011, and about that, there are no significant effects on the financial statements as of September 30, 2012 and December 31, 2011, respectively.

43. Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement is as follows (Unit: Korean Won in millions):

	September 30, 2012		December 31, 2011
	Local currency	Foreign currencies	Local currency	Foreign currencies
1 year or less	95	595	155	1,844
1 - 2 years	5	—	66	—

Total	100	595	221	1,844

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
1 year or less	315,387	301,025
1—2 years	235,986	242,867
2—3 years	137,861	152,402
3—4 years	23,104	23,000
More than 5 years	3,722	3,715

Gross investment in lease	716,060	723,009
Unrealized interest revenue	(73,305)	(78,463)

Net investment in lease	642,755	644,546
Receivables of cancellable lease	—	673
Costs of finance lease	16,948	16,545

Receivables of finance lease	659,703	661,764
Provision for credit losses	(4,696)	(3,831)

Total	655,007	657,933

(3)	Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
1 year or less	26,816	34,151
1 - 5 years	47,760	48,535
Sub - total	74,576	82,686
Present value discount	(5,230)	(5,767)

Present value	69,346	76,919

44. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Jointly controlled entities and associates
Korea deposit insurance corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Blackstone Korea Opportunity Private Equity Fund I,

Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability, LIG E&C Co., Ltd,

Hyunjin Co., Ltd, Pi City Co., Ltd.,

Chin Hung International, Inc.

Seoul Lakeside Co., Ltd.,

Woori Renaissance Holdings,

Phoenix Digital Tech Co., Ltd.,

Bonghwang Semiconductor LLC, Orient Shipyard Co.,Ltd.,

Chungdo Woori Century Security Corp, Ltd.,

Woori SB Eleventh Asset Securitization Specialty and 17 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Government related entity
Loans and receivables	—	999,543
Other financial assets	1,190,492	862,919
Other assets	1,740	—
Deposits due to customers	214,119	251,916
Other financial liabilities	2,322	208
Other liabilities	757	690
Jointly controlled entities
AFS financial assets	30,254	34,704
Loans and receivables	8,544	8,428
Other assets	878	83
Deposits due to customers	574	4,217
Other financial liabilities	280	691
Other liabilities	234	234
Associates
AFS financial assets	35,440	25,557
Loans and receivables	651,904	415,334
Deposits due to customers	120,670	75,070
Provision	—	1,907
Other financial liabilities	306	371
Other liabilities	—	8

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Government related entity
Interest income	27,907	27,566
Interest expense	4,357	1,671
Jointly controlled entities
Fee income	18,262	19,107
Other operating income	2,611	150
Interest expense	13	100
Other operating expense	504	719
Associates
Interest income	9,790	12,862
Fee income	4,215	5,564
Other operating income	72,625	14,319
Interest expense	908	244
Other operating expense	5,086	5,644

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Kumho Tires Co., Inc.	—	4,844	Unconfirmed guarantees
”	367	660	Endorsed notes
”	19,342	17,303	Commitments on loss sharing
”	18,400	18,091	Letter of credit
Sempio Food Co., Ltd. (*)	—	575	Letter of credit
United PF 1st Corporate Financial Stability	1,510	—	Loan commitment
Hyunjin Co., Ltd.	287	287	Confirmed acceptances and guarantees
Chin Hung International Inc.	58	192	Letter of credit
Orient Shipyard Co.,Ltd.	110,044	—	Acceptances and guarantees

(*)	The Sempio Food Co., Ltd is excluded from the related party because the entity is excluded from Woori Investment & Securities Co., Ltd.’s associates for the nine months ended September 30, 2012.

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Short term benefits	20,995	18,790
Severance payments	1,510	731

45. Trust Accounts

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating revenue
	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2011
Trust accounts	46,781,068	43,738,663	1,071,813	991,126

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Receivables
Trust fees receivables	40,062	24,986
Payables
Borrowings from trust accounts	2,534,328	2,157,159
Accrued interest expenses on borrowings from trust accounts	8,716	6,667

Total	2,543,044	2,163,826

	For the nine months ended September 30
	2012	2011
Revenue
Trust fees	41,145	37,427
Intermediate termination fees	16	28
Others	1,430	1,254

Total	42,591	38,709

Expense
Interest expenses on borrowings from trust accounts	71,616	56,382

(3)	Principal guaranteed trusts and Principal and fixed rate of return guaranteed trusts.

1) The carrying value of Principal guaranteed trusts and Principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Principal guaranteed trusts
Old-age pension trusts	8,026	9,202
Personal pension trusts	591,612	619,842
Pension trusts	534,831	497,225
Retirement trusts	142,883	257,548
New personal pension trusts	12,425	12,505
New old-age pension trusts	6,390	8,507

Sub-total	1,296,167	1,404,829

Principal and fixed rate of return guaranteed trusts
Development trusts	2,715	2,716
Unspecified money trusts	868	872

Sub-total	3,583	3,588

Total	1,299,750	1,408,417

2) As of September 30, 2012 and December 31, 2011, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Liabilities for the account (subsidy for trust account adjustment)	2	4

46. Business Combination

Woori FG Savings Bank Co., Ltd., which is a subsidiary of the Company, entered into an agreement with KDIC to acquire assets and liabilities from Solomon Saving Bank on August 21,2012, and transferred in certain assets and liabilities on September 5, 2012, in accordance with the agreement. Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

Amounts
Fair value of acquired asset (including receivables)	3,868,646
Fair value of transferred liabilities	3,890,146
Fair value of transferred net asset	(21,500)
Goodwill	21,500

47. Subsequent Events

The Company established Woori Finance Research Institute Co., Ltd. whose main industries are research, business consulting and intellectual property, by investing 3 billion won on October 9, 2012, and has completed an admission report to the Financial Services Commission on November 8, 2012. The Company holds 600.000 shares of Woori Finance Research Institute Co., Ltd., which is equivalent of 100% ownership.

48. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The separate financial statements consist of the separate statements of financial position as of September 30, 2012, and the related separate statements of comprehensive income, for the three months and nine months ended September 30, 2012 and 2011, changes in equity and cash flows for the nine months ended September 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2011 and the related separate statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those separate financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying separate financial statement, does not differ in material respects from such audited separate statement of financial position.

November 23, 2012

Notice to Readers

This report is effective as of November 23, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial separate statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	September 30, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	284,823	33,538
Loans and receivables (Notes 4, 6, 7 and 26)	40,651	36,691
Investments in subsidiaries and associates (Note 8)	17,973,325	17,825,203
Fixed assets (Notes 9 and 25)	434	515
Intangible assets (Note 10)	35	29
Deferred tax assets (Note 23)	2,159	2,158
Other assets (Notes 11, 13 and 26)	77,820	204,871

Total assets	18,379,247	18,103,005

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,654,151	3,653,968
Retirement benefit obligation (Notes 13 and 26)	2,122	—
Current tax liability (Note 23)	76,061	201,361
Other financial liabilities (Notes 4, 7, 14 and 26)	27,680	30,632
Other liabilities (Note 14)	1,636	2,823

Total liabilities	3,761,650	3,888,784

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	309,010
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(14)	(14)
Retained earnings (Note 18)	9,980,101	9,766,122

Total equity	14,617,597	14,214,221

Total liabilities and equity	18,379,247	18,103,005

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND FOR NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except for earnings per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 26)
Interest income	3,433	9,188	1,893	5,093
Interest expense	(45,632)	(139,691)	(55,277)	(168,315)

	(42,199)	(130,503)	(53,384)	(163,222)

NET FEE INCOME (Notes 20 and 26)
Fee income	16,255	46,327	15,036	50,662
Fee expense	(529)	(2,675)	(1,460)	(5,971)

	15,726	43,652	13,576	44,691

DIVIDEND INCOME (Notes 21 and 26)	—	562,272	—	516,008
OTHER NET OPERATING EXPENSES (Notes 22 and 26)	(11,532)	(39,991)	(12,362)	(37,755)

OPERATING INCOME (LOSS)	(38,005)	435,430	(52,170)	359,722
INCOME (LOSS) BEFORE INCOME TAX	(38,005)	435,430	(52,170)	359,722
INCOME TAX EXPENSE (INCOME) (Note 23)	49	1	(106)	(286)

NET INCOME (LOSS)	(37,956)	435,431	(52,276)	359,436

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—	—	—

COMPREHENSIVE NET INCOME (LOSS)	(37,956)	435,431	(52,276)	359,436

EARNING PER SHARE (Note 24)
Basic and diluted earnings (loss) per share	(56)	515	(65)	446

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Net income	—	—	—	—	359,436	359,436

September 30, 2011	4,030,077	—	109,025	(18)	9,823,019	13,962,104

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(19,949)	(19,949)
Net income	—	—	—	—	435,431	435,431
Issue of hybrid securities	—	189,397	—	—	—	189,397

September 30, 2012	4,030,077	498,407	109,026	(14)	9,980,101	14,617,597

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	Nine months ended September 30
	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	435,431	359,436
Adjustment to net income:	(431,770)	(352,500)
Income tax expense (income)	(1)	286
Interest income	(9,188)	(5,093)
Interest expense	139,691	168,315
Dividend income	(562,272)	(516,008)
Depreciation	135	248
Amortization	5	4
Retirement benefit	1,608	1,635
Changes in operating assets and liabilities:	196,927	106,347
Increase in loans and receivables	(2,264)	(17,174)
Decrease in other assets	203,147	125,052
Increase (decrease) in retirement benefit obligation	528	(148)
Decrease in other financial liabilities	(3,248)	(1,203)
Decrease in other liabilities	(1,236)	(180)
Income tax paid	(201,361)	(124,078)
Interest income received	7,491	4,365
Interest expense paid	(138,060)	(166,713)
Dividend income received	562,272	516,008

Net cash provided by operating activities	432,678	344,752

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	Nine months ended September 30
	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments in subsidiaries and associates	3,107	—
Increase in investments in subsidiaries and associates	(151,229)	(110,000)
Acquisition of fixed assets	(54)	(205)
Acquisition of intangible assets	(10)	—

Net cash (used in) investing activities	(148,186)	(110,205)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	568,179	657,878
Increase in borrowings	35,000	10,000
Issue of hybrid securities	189,397	—
Redemption of debentures	(570,000)	(660,000)
Redemption of borrowings	(35,000)	(10,000)
Dividends paid for hybrid securities	(19,280)	—
Payment of dividends	(201,503)	(201,503)

Net cash (used in) financing activities	(33,207)	(203,625)

NET INCREASE IN CASH AND CASH EQUIVALENTS	251,285	30,922
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	33,538	65,346

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	284,823	96,268

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea(merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 142 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of September 30, 2012.

As its incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of September 30, 2012. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation of financial statements

The Company’s interim separate financial statements for the nine months ended September 30, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2011 for the understanding of the interim financial statements.

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the nine months ended September 30, 2012.

The Company has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments related to disclosures have no effect on financial statements.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The adoption of the amendments has no effect on financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

Before the application of K-IFRS 2114, exceeded accumulation due to the prepayment of minimum funding contributions has not been recognized as an asset. The amendments permit the benefit of such prepayment to be recognized as an asset. The adoption of the amendments has no effect on financial statements.

The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 require the presentation of operating income in statements of comprehensive income, determine the scope of operating income as equal to accounting standards for non-public entities and permit the disclosure of operating income that the Company classified itself. (‘Adjusted operating income’ etc.) The amendments to K-IFRS 1001 are effective on or after December 31, 2012.

In addition, the amendments K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Company anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Company anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events but the optional which is always able to issue during the contract periods. And the right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for annual periods beginning on January 1, 2014. The Company anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Company anticipates that the amendments may not have significant effect on financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The amendments to K-IFRS 1113 are effective for annual periods beginning on or after January 1, 2013. The Company anticipates that the enactments may not have significant effect on financial statements.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk and, when assessing the obligor’s credit grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’s judgment.

2) Credit line management

The Company establishes the appropriate credit line per co-obligor, company and industry to manage credit risk and considers the management of co-obligors, total exposures and loan portfolios when a loan is approved.

3) Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Company has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	September 30, 2012
	Banks	Companies	Total
Loans neither overdue nor impaired	36,973	3,683	40,656
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	36,973	3,683	40,656

Provisions for credit losses	—	5	5

Net amount	36,973	3,678	40,651

	December 31, 2011
	Banks	Companies	Total
Loans neither overdue nor impaired	34,179	2,517	36,696
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	34,179	2,517	36,696

Provisions for credit losses	—	5	5

Net amount	34,179	2,512	36,691

All loans and receivables are maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3) Risk limit management

As of September 30, 2012 and December 31, 2011, the Company is not exposed to market risk in connection with trading activities.

4) Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of September 30, 2012 and December 31, 2011, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

September 30, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(15,933)	(155,069)	(18,863)	(157,009)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
September 30, 2012	Loans and receivables	1,003	1,003	—	—	—	—
	Debentures	4,066,582	242,653	40,573	238,349	87,450	3,457,557
December 31, 2011	Loans and receivables	1,040	—	—	—	1,040	—
	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the set limit.

2) Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of September 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
September 30, 2012	Debentures	4,066,582	242,653	40,573	238,349	87,450	3,457,557
	Other financial liabilities	27,680	27,680	—	—	—	—
December 31, 2011	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456
	Other financial liabilities	30,632	30,632	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4)	Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

September 30, 2012		December 31, 2011
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
25.73%	122.96%	27.36%	125.40%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Demand deposit	68,084	33,538
Time deposit	216,739	—

Total	284,823	33,538

6. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Loans	1,000	1,000
Provisions for credit losses	(5)	(5)
Receivables	2,679	1,460
Accrued income	759	57
Refundable rent deposits	37,261	36,175
Present value discount on refundable deposits	(1,043)	(1,996)

Total	40,651	36,691

(2)	Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2012	Year ended December 31, 2011
Beginning balance	5	6
Reversal	—	(1)

Ending balance	5	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		September 30, 2012		December 31, 2011
		Fair value	Book value	Fair value	Book value
Financial assets	Loans and receivables (*1)	40,651	40,651	36,691	36,691
Financial liabilities	Debentures	3,785,736	3,654,151	3,758,636	3,653,968
	Other financial liabilities (*1)	27,680	27,680	30,632	30,632

		3,813,416	3,681,831	3,789,268	3,684,600

(*1)	As the Company considers the difference between the book value and fair value to be no significant differences, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	September 30, 2012		December 31, 2011
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824
Kwangju Bank	”	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	”	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd. (*1)	”	Dec. 31	100.0	35,013	100.0	15,013
Woori Investment & Securities Co., Ltd.	”	Mar. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	”	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd.	”	Mar. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	”	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd. (*2)	”	Dec. 31	52.0	238,575	52.5	207,346
Woori Aviva Life Insurance Co., Ltd. (*3)	”	Mar. 31	51.6	102,946	51.6	106,053
Woori FG Savings Bank (*1)	”	Jun. 30	100.0	210,000	100.0	110,000

				17,973,325		17,825,203

(*1)	The carrying amount increased due to the paid-in capital increase for the nine months ended September 30, 2012.
(*2)	The ownership interest decreased due to disproportionate increase in paid-in capital for the nine months ended September 30, 2012.
(*3)	The carrying amount decreased due to the settlement of retained amount for the nine months ended September 30, 2012. As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

9. FIXED ASSETS

(1)	Details of fixed assets are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,362)	(402)	(1,764)

Net amount	283	151	434

	December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,688	539	2,227
Accumulated depreciation	(1,358)	(354)	(1,712)

Net amount	330	185	515

(2)	Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	14	55
Disposition	(1)	—	(1)
Depreciation	(87)	(48)	(135)

Ending balance	283	151	434

	For the year ended December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Beginning balance	456	137	593
Acquisition	111	105	216
Depreciation	(237)	(57)	(294)

Ending balance	330	185	515

10. INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	118	15	170
Accumulated depreciation	(36)	(99)	—	(135)

Net amount	1	19	15	35

	December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(36)	(94)	—	(130)

Net amount	1	13	15	29

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	11	—	11
Amortization	—	(5)	—	(5)

Ending balance	1	19	15	35

	For the year ended December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	2	17	15	34
Amortization	(1)	(4)	—	(5)

Ending balance	1	13	15	29

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Prepaid expenses	1,129	2,285
Plan assets (Note 13)	—	13
Payment in suspense	581	48
Consolidated corporate taxes assets	76,110	202,525

Total	77,820	204,871

12. DEBENTURES AND BORROWINGS

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	September 30, 2012	December 31, 2011
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	—	250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012	140,000	140,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012	—	100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012	—	220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012	60,000	60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	—
Series 38 th bonds	Jun. 26, 2012	3.75	Jun. 26, 2015	220,000	—
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	—

				3,660,000	3,660,000
Less: discounts on bonds payable				(5,849)	(6,032)

Total				3,654,151	3,653,968

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of September 30, 2012 and December 31, 2011. As of September 30, 2012, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2012	100,000
Kookmin Bank	CD(3M)+1.65	November 30, 2012	150,000

Total			250,000

13. RETIREMENT BENEFIT OBLIGATION

(1)	Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011 (*1)
Retirement benefit obligation	7,081	5,194
Fair value of plan assets	(4,959)	(5,207)

Total	2,122	(13)

(*1)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as on other asset (Note 11).

(2)	Changes in retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2012	Year ended December 31, 2011
Beginning balance	5,194	3,544
Current service cost	1,125	1,354
Interest expense	167	165
Actuarial loss	459	867
Retirement benefit paid	(527)	(898)
Transfer from related parties	663	162

Ending balance	7,081	5,194

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2012	Year ended December 31, 2011
Beginning balance	5,207	3,678
Expected gain on plan assets	182	146
Actuarial loss	(39)	(23)
Employer’s contributions	—	1,985
Retirement benefit paid	(391)	(579)

Ending balance	4,959	5,207

(4)	Plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Equity instruments	83	77
Deposits	4,876	5,130

Total	4,959	5,207

(5)	The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2012	Year ended December 31, 2011
Current service cost	1,125	1,354
Interest expense	167	165
Expected gain on plan assets	(182)	(146)
Actuarial loss	498	890

Total	1,608	2,263

(6)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	September 30, 2012	December 31, 2011
Discount rate	3.42%	4.47%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.24%	4.24%
Future wage growth rate	5.18%	5.34%

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Other financial liabilities:
Accounts payables	692	2,623
Accrued expenses	24,171	25,913
Dividends payables	2,611	1,942
Withholdings	206	154

Total	27,680	30,632

Other liabilities:
Withholding taxes	1,374	1,537
Consolidated corporate taxes liabilities	48	1,164
Others	214	122

Total	1,636	2,823

15. CAPITAL STOCK AND SURPLUS

(1)	The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	September 30, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions)

	September 30, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2012	December 31, 2011
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	—
Issuing expense				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

As of September 30, 2012 and December 31, 2011, the Company holds 2,000 shares (14 million Won) and 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

18. RETAINED EARNINGS

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Earned surplus reserve	1,035,849	1,005,401
Voluntary reserve	8,528,008	8,256,000
Retained earnings carried forward	416,244	504,721

Total	9,980,101	9,766,122

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for credit loss.

(3)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2011
Beginning balance	8	—
Planned reserve for credit loss	10	8

Ending balance	18	8

(4)	Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Reserve provided	2	10	109	109
Net income after the reserve provide	(37,958)	435,421	(52,385)	359,327
Earnings per share after the reserve provided (*)	(56)	515	(65)	446

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

19. NET INTEREST INCOME (EXPENSE)

Interest income and expenses incurred for the three months and nine months ended September 30, 2012 and 2011, respectively, are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest income
Loans and receivables
Interest income on due from banks	3,079	8,156	1,562	4,170
Interest income on loans	12	37	12	37
Interest income on others	342	995	319	886

Sub-total	3,433	9,188	1,893	5,093

Interest expense
Interest expenses on borrowings	—	(124)	—	(35)
Interest expenses on debentures	(45,632)	(139,567)	(55,277)	(168,280)

Sub-total	(45,632)	(139,691)	(55,277)	(168,315)

Total	(42,199)	(130,503)	(53,384)	(163,222)

No financial asset impairment incurred for the nine months ended September 30, 2012 and 2011, respectively. As a result, all interest income was incurred from performing financial assets.

20. NET FEES INCOME

Fee incomes and expenses are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fee income
Brand royalty income	16,255	46,327	15,036	50,662
Fee expense
Fee for legal advice	(93)	(100)	(174)	(1,632)
Other fees expense	(436)	(2,575)	(1,286)	(4,339)

Sub-total	(529)	(2,675)	(1,460)	(5,971)

Total	15,726	43,652	13,576	44,691

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Woori Bank	—	479,053	—	387,725
Kwangju Bank	—	28,213	—	36,912
Kyungnam Bank	—	7,976	—	50,503
Woori Investment & Securities	—	17,348	—	13,897
Woori F&I Co., Ltd.	—	21,574	—	20,220
Woori Asset Management	—	—	—	1,673
Woori Financial Co., Ltd.	—	8,108	—	5,078

Total	—	562,272	—	516,008

22. OTHER NET OPERATING INCOME (EXPENSE)

(1)	Details of other operating income and expenses as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other operating income:
Miscellaneous income	316	3,747	195	311
Other operating expenses:
Donation	(1,245)	(3,016)	(1,605)	(3,865)
Miscellaneous loss	—	—	—	(14)
Administrative expenses	(10,603)	(40,722)	(10,952)	(34,187)

Sub-total	(11,848)	(43,738)	(12,557)	(38,066)

Total	(11,532)	(39,991)	(12,362)	(37,755)

(2)	Administrative expenses incurred are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Short term employee benefits	5,495	16,831	4,597	15,313
Retirement benefit	712	1,608	655	1,635
Fringe benefits	833	2,261	686	1,834
Traveling expenses	45	311	122	601
Compensation of actual expense	366	1,036	416	1,099
Rent	428	1,251	397	1,147
Maintenance expense	192	640	223	636
Depreciation	44	135	42	248
Amortization expenses	2	5	2	4
Operating promotion expenses	474	1,747	525	1,581
Advertising	—	10,710	1,932	5,586
Taxes and dues	34	193	27	169
Insurance premium	82	245	86	255
Others	2,168	3,749	1,242	4,079

Total	10,603	40,722	10,952	34,187

23. INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Current income tax payable	—	—
Changes in deferred income taxes due to temporary differences (*1)	(1)	286

Income tax expense	(1)	286

(*1) Deferred income tax assets at the end of period	2,159	842
Deferred income tax assets at the beginning of period	2,158	1,128

Changes in deferred income taxes due to temporary differences	1	(286)

(2)	Reconciling items between income before income tax and income tax expenses are as follows (Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Income before income tax	435,430	359,722
Tax calculated at statutory tax rate (*1)	105,028	87,031
Tax effect on reconciling items:
Non-taxable income (476,524 and 434,907 for nine months ended September 30, 2012 and 2011, respectively)	(114,940)	(105,222)
Non-deductible expenses (1,022 and 1,073 for nine months ended September 30, 2012 and 2011, respectively)	246	259
Others	9,665	18,218

Income tax expense	(1)	286

Effective tax rate	0.00%	0.08%

(*1)	Income tax rate is 11% below 200 million won, 22% from 200 million won to 20 billion won and 24.2% above 20 billion won, for the nine months ended September 30, 2012.

Income tax rate was 11% below 200 million won and 24.2% above 200 million won, for the nine months ended September 30, 2012.

(3)	Details of temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	January 1, 2012	Decrease (*1)	Increase (*1)	September 30, 2012
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	6,775	6,775	6,205	6,205
Retirement benefit obligation	2,782	401	2,861	5,242
Plan assets	(2,795)	(401)	(2,848)	(5,242)
Depreciation	53	26	77	104
Dividend payable on hybrid equities	1,942	1,942	2,611	2,611
Unpaid donation	159	159	—	—
Tax loss carry-forwards	184,765	—	—	184,765

Total	(8,733,636)	8,902	8,906	(8,733,632)

Unrecognized amount (*2)	(8,742,552)			(8,742,552)
Recognized amount	8,916			8,920
Deferred tax assets	2,158			2,159

	January 1, 2011	Decrease (*1)	Increase (*1)	December 31, 2011
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	3,673	3,673	6,775	6,775
Retirement benefit obligation	2,426	642	998	2,782
Plan assets	(2,609)	(642)	(828)	(2,795)
Depreciation	(166)	2	221	53
Provisions	1	1	—	—
Others	1,435	1,435	—	—
Dividend payable on hybrid equities	—	—	1,942	1,942
Unpaid donation	—	—	159	159
Tax loss carry-forwards	241,730	56,965	—	184,765

Total	(8,680,827)	62,076	9,267	(8,733,636)

Unrecognized amount (*2)	(8,685,587)			(8,742,552)
Recognized amount	4,760			8,916
Deferred tax assets	1,128			2,158

(*1)	Reflected the adjustment based on the reported tax returns.
(*2)	Deferred income tax liabilities arising from the temporary differences of 8,927,317 million Won of investments in subsidiaries and associates as of September 30, 2012 and December 31, 2011, respectively, were not recognized where the Company is able to control the timing of the reversal of the difference and it is uncertain that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of 184,765 million Won as of September 30, 2012 and December 31, 2011.

(4)	Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019 (*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on the reported tax returns
(*2)	As a result of the revision on the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has extended for 10 years.

(5)	The Company recorded the consolidated corporate taxes liabilities amounting to 76,061 million Won and 201,361 million Won to be paid on behalf of the subsidiaries those are included in consolidated taxation as of September 30, 2012 and December 31, 2011, respectively.

24. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for earning per share):

	2012		2011
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income (loss) on common shares	(37,956)	435,431	(52,276)	359,436
Dividend on hybrid securities	(7,357)	(19,949)	—	—
Net income (loss) attributable to common shareholders	(45,313)	415,483	(52,276)	359,436
Weighted average number of common shares outstanding(shares)	806,013,341	806,013,341	806,012,779	806,012,779
Basic EPS	(56)	515	(65)	446

Meanwhile, as there is no dilution effect for the three months and nine months ended September 30, 2012 and 2011, respectively, the Company’s diluted EPS is equal to its common earnings per share.

25. INSURANCE

As of September 30, 2012, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 488 million Won, respectively.

26. RELATED PARTY TRANSACTIONS

Significant balances as of September 30, 2012 and December 31, 2011 and major transactions for the nine months ended September 30, 2012 and 2011 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation

Woori Bank, Kyongnam Bank, Kwangju Bank,

Woori FIS Co., Ltd., Woori F&I Co., Ltd.,

Woori Investment Securities Co., Ltd.,

Woori Asset Management Co., Ltd.,

Woori Private Equity Co., Ltd.,

Woori Financial Co., Ltd.,

Woori FG Savings Bank,

Woori Credit Information Co., Ltd.,

Woori America Bank, Woori China Bank,

Woori Global Markets Asia Ltd.,

Woori Russia Bank, P.T. Bank Woori Indonesia,

Woori Brazil Bank,

Korea BTL Infrastructure Fund,

Woori Fund Service Co., Ltd.,

Woori Futures Co., Ltd.,

Woori Investment Securities Int’l Ltd.,

Woori Investment Securities (H.K.) Ltd.,

Woori Investment Securities America Inc.,

MARS First Private Equity Fund,

MARS INS First Ltd,

MARS Second Private Equity Fund,

Woori Investment Asia PTE Ltd.,

Woori Absolute Partners PTE Ltd.,

Woori Absolute Global Opportunity Fund,

LG Investment Holding B.V. (Amsterdam) GG,

Connacht Capital Market Investment,

Woori Korindo Securities Indonesia,

Woori CBV Securities Corporation,

Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd.,

Sahn Eagles LLC, Two Eagles LLC,

Woori EL Co., Ltd., Woori Giant First Co., LLC.

Woori Investment Advisory Co., Ltd., (Beijing),

Kofc Woori Growth Champ Private Equity Fund,

Woori AMC Co., Ltd., Woori Private Equity Fund,

Woori Bank principal and interest Trust and 2 principal and interest trusts,

Woori F&I Seventh Asset Securitization Specialty and 50 SPCs,

Woori Heritage Longshort Private Equity trusts I and 54 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Blackstone Korea Opportunity Private Equity Fund I,

Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability, LIG E&C Co., Ltd,

Hyunjin Co., Ltd, Pi City Co., Ltd.,

ChinHung International, Inc.

Seoul Lakeside Co., Ltd.,

Woori Renaissance Holdings,

Phoenix Digital Tech Co., Ltd.,

Bonghwang Semiconductor LLC,

Chungdo Woori Century Security Corp, Ltd., Orient Shipyard Co.,Ltd.,

Woori SB Eleventh Asset Securitization Specialty and 17 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		September 30, 2012	December 31, 2011
Receivables	Woori Bank	36,218	34,178	Refundable rent deposits
		248,084	33,538	Cash and cash equivalents
		670	53	Interest receivables
		1,043	1,997	Prepaid expenses
		58,591	197,938	Consolidated corporate taxes assets
	Kyongnam Bank	8,097	—	Cash and cash equivalents
		19	—	Interest receivables
		9,585	—	Consolidated corporate taxes assets
	Kwangju Bank	28,641	—	Cash and cash equivalents
		66	—	Interest receivables
		815	—	Consolidated corporate taxes assets
	Woori FIS	699	785	Consolidated corporate taxes assets
		45	—	Receivables
	Woori PE	334	368	Consolidated corporate taxes assets
	Woori Asset Management	292	—	Consolidated corporate taxes assets
	Woori Financial	1,000	1,000	Loans
		4	4	Interest receivables
	Woori F&I	3,548	—	Consolidated corporate taxes assets
	Woori Credit Information	539	560	Consolidated corporate taxes assets
	Woori AMC	1,689	2,305	Consolidated corporate taxes assets
	Woori FG Savings Bank	—	569	Consolidated corporate taxes assets
	Woori Fund Service	18	—	Consolidated corporate taxes assets

		399,997	273,295

Payables	Woori Bank	281	483	Accounts payables
		4,949	5,207	Retirement plan assets
	Woori F&I	—	780	Consolidated corporate taxes liabilities
	Woori Asset Management	—	382	Consolidated corporate taxes liabilities
	Woori FIS	189	179	Accounts payables
	Woori FG Savings Bank	48	—	Consolidated corporate taxes liabilities
	Woori Fund Service	—	2	Consolidated corporate taxes liabilities

		5,467	7,033

(3)	Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		September 30, 2012	December 31, 2011
Receivables	Woori Aviva Life Insurance Co., Ltd.	2,608	1,460	Receivables

(4)	Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		For the nine months ended September 30
		2012	2011
Revenues	Woori Bank	36,092	41,115	Brand royalty income
		7,522	2,820	Interest on deposits
		994	885	Interest related to leasehold deposits
		479,053	387,725	Dividends
		144	53	Other operating income
	Kyongnam Bank	1,324	1,135	Brand royalty income
		140	782	Interest on deposits
		7,976	50,503	Dividends
	Kwangju Bank	872	760	Brand royalty income
		495	568	Interest on deposits
		28,213	36,912	Dividends
	Woori Financial	472	342	Brand royalty income
		37	37	Interest on loans
		8,108	5,078	Dividends
	Woori FIS	440	360	Brand royalty income
		202	55	Other operating income
	Woori F&I	84	52	Brand royalty income
		21,574	20,220	Dividends
	Woori Investment & Securities	5,774	6,100	Brand royalty income
		169	49	Other operating income
		17,348	13,897	Dividends
	Woori Asset Management	54	52	Brand royalty income
		—	1,673	Dividends
	Woori PE	12	7	Brand royalty income
	Woori Futures	71	59	Brand royalty income
	Woori AMC	28	17	Brand royalty income
	Woori Credit Information	54	47	Brand royalty income
	Woori Fund Service	1	—	Brand royalty income
	Woori FG Savings Bank	6	—	Brand royalty income

		617,259	571,256

Expenses	Woori Bank	580	575	Maintenance expenses
		994	885	Rent
		143	89	Retirement benefit
		60	53	Service fees
		106	—	Other fees
	Woori FIS	1,662	1,412	Service fees
	Woori Investment & Securities	—	20	Service fees

		3,545	3,034

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30
		2012	2011
Revenues	Woori Aviva Life Insurance Co., Ltd.	1,044	663	Brand royalty income

(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2012	2011
Short-term employee benefit	3,180	2,822
Retirement benefit	146	170

	3,326	2,992

27. STATEMENTS OF CASH FLOW

The significant transactions without cash flows are as follows (Unit: Korean Won in million):

	For the nine months ended September 30
	2012	2011
Dividend of hybrid securities	669	—

28. SUBSEQUENT EVENTS

The Company established Woori Finance Research Institute Co., Ltd. whose main industries are research, business consulting and intellectual property, by investing 3 billion Won on October 9, 2012, and has completed admission report to the Financial Services Commission on November 8, 2012. The Company’s ratio of shareholding is 100%, and the number of holding shares is 600,000.

29. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.